September 27, 2013

Confidential

Larry Spirgel, Assistant Director

Celeste Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Terry French, Accounting Branch Chief

Michael Henderson, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sungy Data Ltd. (CIK No. 0001584133)

Response to the Staff’s Comment Letter Dated September 17, 2013

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Mr. French and Mr. Henderson:

On behalf of our client, Sungy Data Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 17, 2013. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act. To facilitate your review, we have separately delivered to you

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today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on August 21, 2013.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also (i) included its unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2013 and comparable financial information for the same period in 2012 and (ii) included other information and data to reflect recent developments.

Annex I attached hereto includes supporting materials for all third-party statistics and industry rankings cited in the Revised Draft Registration Statement.

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General

1.	Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Staff’s comment is noted. The Company confirms that it will include the estimated price range, size of the offering and all other required information in subsequent amendments to its Form F-1 prior to any distribution of preliminary prospectuses and as soon as such information becomes available.

2.	Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

The Company respectfully advises the Staff that the Company is still in the process of discussing the amount of compensation to be allowed or paid to the underwriters and FINRA is still in the process of reviewing the filings made by the underwriters. The Company will provide the Staff with a copy of FINRA’s no-objection letter as soon as such letter becomes available.

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September 27, 2013

3.	We note references to third party information throughout the prospectus, including App Annie Report. To the extent that any of the reports have been prepared specifically for this filing, file a consent from the party.

The Company respectfully advises the Staff that App Annie’s consent is being submitted as Exhibit 23.5 to the Revised Draft Registration Statement. The other third party reports referred to in the Revised Draft Registration Statement were not specifically prepared for this offering.

4.	Please tell us whether the spouses of each of the VIE equity holders signed the same spousal consent letters, as indicated on F-17. We note your disclosure on page 66 that spousal consent letters by the spouse of each of Mr. Yuqiang Deng and Mr. Yingming Chang acknowledging that certain equity interests in Jiubang Digital held by and registered in the name of her spouse will be disposed of pursuant to relevant arrangements under the business cooperation agreement, the proxy agreement and power of attorney, the exclusive option agreement, the equity pledge agreement and the loan agreement.

The Company respectfully advises the Staff that the spouses of Mr. Yuqiang Deng and Mr. Yingming Chang have signed their respective spousal consent letters, which are being submitted as Exhibits 10.27 and 10.28 to the Revised Draft Registration Statement. Mr. Xiangdong Zhang, the remaining individual VIE equity holder, is unmarried.

5.	Throughout your filing you disclose the number of downloads for all of your GO products. Please balance your discussion with the number of paid users for your products as well as the active users respectively for each of your offerings. You should also discuss how paid, free, and active users affect your ability to generate advertising sales from these products.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 74, 75 and 102 of the Revised Draft Registration Statement.

6.	Please discuss the GO series products fee structures. Your disclosures should identify which, if any of the products are free for download. In addition you should disclose the number of paid and free downloads for each product.

In response to the Staff’s comment, the Company has added disclosure on pages 74 and 75 of the Revised Draft Registration Statement to discuss the GO series products fee structures. The number of paid and total downloads for each of the four major GO series products has been added to pages 1 and 102 of the Revised Draft Registration Statement.

Prospectus Summary, page 1

7.	To provide balance and context, please disclose that the registrant is a holding company and clarify that your consolidated affiliated entities in the PRC are

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September 27, 2013

variable interest entities through which substantially all of your services are operated. Disclose that it is through the contractual arrangements that you have effective control, which allows you to consolidate the financial results of the VIEs in your financial statements. Disclose that, if your PRC VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the VIEs’ financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIEs. Lastly, state here, as on page 31, that you rely on dividends and other fees paid to you by your subsidiary and VIEs in China. State amounts you’ve collected to date and what you may expect to collect. Disclose that this does not mean that you are able to have unfettered access to the VIEs’ revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions and the restrictions on foreign investment, among other things.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 5 of the Revised Draft Registration Statement.

8.	Please tell us whether Messrs. Deng, Zhang and Chang, the shareholders of your variable interest entities who are also shareholders, directors or officers of your company, are officers or directors of your variable interest entities.

The Company respectfully advises the Staff that Mr. Deng is a director and general manager of each of Guangzhou Jiubang Digital Technology Co., Ltd., Guangzhou Sanju Advertising Media Co., Ltd., Guangzhou Hengye Software Technology Co., Ltd. and Guangzhou Zhiteng Computer Technology Co., Ltd. Mr. Zhang is a supervisor of each of these four companies, which is a position holding supervisory power over the directors and officers of these companies under China’s Company Law. Mr. Chang is not a director or officer of any of the Company’s variable interest entities.

Use of Proceeds, page 8

9.	Disclose whether you intend to use these proceeds in your Chinese operations, and if so, how. We note your disclosure on page 40 that you are unlikely to make loans to or finance the activity of your VIEs due to various PRC restrictions on foreign exchange and regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online advertising, online games and related businesses.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Revised Draft Registration Statement.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

Cost of Revenues, page 73

10.	It appears that since you record processing fees as an expense in cost of revenues, that you record the revenues on a gross basis in regards to your mobile applications. Please provide us with your analysis of ASC 605-45 in regards to your mobile products.

The Company respectively advises the Staff that the Company develops and sells mobile application products, including GO Series applications and themes for sales through online application stores such as Google Play. Mobile phone users can access these stores to purchase and download the Company’s mobile application products.

Using Google Play as an example, sales price for each of the Company’s mobile application products shown on Google Play is established by the Company. The Company collects from end users feedback on its mobile application products, identifies areas in which any particular mobile application product needs to be improved and releases new versions or updates of the product with enhanced functions or new features. For each sale through Google Play, Google Play collects the full payment from the end user and remits such payment to the Company after deducting a fixed percentage, i.e., 30% of the sales price, as processing fee.

The Company recognizes revenues from sales of mobile applications on a gross basis based on evaluation of the criteria included in ASC 605-45 and weighting the gross versus net factors as follows:

ASC 605-45 Indicator	Gross	Net	Consideration
The Entity Is the Primary Obligor in the Arrangement	X		The Company develops mobile application products for sales to end users and is responsible for addressing end users’ questions on its mobile application products. To satisfy end users’ needs, the Company collects end users’ feedback and releases updates or new versions of its products from time to time. Google Play serves as an intermediary for the facilitation of sales and processing of the payment. In addition, the sales agreement is between the Company and end users. As such, the Company is the primary obligor in the arrangement.

The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return	X		The Company has an R&D team as well as a product team for each of its mobile application products, and incurs costs and expenses for the development of its mobile application products. Therefore, before the product is released to and purchased by end users, the Company bears the business risk of no sales for such products.

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The Entity Has Latitude in Establishing Price	X	The Company establishes the sales price for each of its mobile application products sold to end users. Google Play earns a fixed percentage of the sales price as processing fee.

The Entity Changes the Product or Performs Part of the Service	X	The mobile application products are developed by the Company and new versions and updates are developed and released by the Company to meet end users’ needs.

The Entity Has Discretion in Supplier Selection	X	The majority of the mobile application products the Company offers are developed by the Company. To a lesser extent, the Company also purchases certain products such as themes from third party developers. These products are then displayed under the Company’s name for sale in Google Play. Google Play is not a reseller of the Company’s products and only serves as an intermediary for the facilitation of the payment. The Company may choose intermediaries other than Google Play for the facilitation of payment from the sale of its products. For example, the Company may use Amazon Mobile, another mobile application store, to sell its mobile application products.

The Entity Is Involved in the Determination of Product or Service Specifications	X	The Company develops mobile application products and upgrades and releases new versions of its products. Google Play is not involved in the determination of product or service specifications.

The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping		There is no physical loss inventory risk, given there is no physical inventory.

The Entity Has Credit Risk		The end users pay the sales price before they can download the Company’s paid mobile application products; therefore, there is no credit risk in the transaction.

Based on the above analysis, the Company believes that gross revenue reporting is appropriate pursuant to ASC 605-45-45. The Company has revised the disclosure of the critical accounting policies on page 91 with respect to the presentation of revenues on a gross basis.

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Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 78

11.	We note a large increase in your mobile application products and services revenue because of the increase in number of paying users and marketing revenue. To provide further insight, please disclose the operating metrics applicable to these increases. For instance, we note from the Business section you sell certain apps for a fee, like the Next Launcher, and certain features for a fee. Please disclose the main operating drivers for the increases in revenue

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 75 of the Revised Draft Registration Statement.

Revenue Model for Our GO Series Products and Platform, page 104

12.	We note that you offer themes and other products from self-developed and third-party developers. Disclose whether you receive revenues from these third parties. Tell us how you account for any related revenues.

In response to the Staff’s comment, the Company has revised the disclosure on pages 112 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that a small portion of third-party premium theme developers have arrangements with the Company under which the Company sells themes developed by them under the Company’s name through Google Play. The Company receives revenue from Google Play, not from these third parties. Further, the Company recognizes revenue on a gross basis from selling these third-party developed themes as the Company is the primary obligor of the transactions and has latitude in establishing the sales prices, while the third-party developers earn a fixed percentage of the sales prices. Other third-party premium theme developers market and sell their themes by themselves and under their own names and the Company receives no payment from these sales. The company currently receives no material amount for other products developed by third party developers.

8. Intangible Assets, Net, page F-22

13.	Please tell us in detail the factors that you considered in determining the useful life of your copyrights.

The Company respectfully advises the Staff that the copyrights represent the rights to use the literature content purchased from third parties and sold by the Company to its customers. The Company determines the useful life of these copyrights based on an analysis of FASB ASC 350-30-35-3 with consideration of the following factors:

•	The contractual period of these copyrights stipulated in the relevant copyright license agreements with third parties ranges from 12 months to 30 months.

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•	The Company expects to use these copyrights within their license periods for the sale of online literature contents to its customers. Historically, the Company has been able to generate cash flows for using the copyrights within their license periods.

•	Upon the expiration of the contractual period, the Company is required to pay an additional fee to the third party if the Company wishes to extend the copyright period. The payment amount is separately negotiated based on then-prevailing market price. The Company has no intention to renew the copyrights after the contractual period. Historically, the Company has not renewed any copyright license agreement to extend the period for the use of these copyrights.

The Company has revised its disclosures on Page F-22 to add the factors considered in determining the useful life of the copyrights.

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If you have any questions regarding this letter or the Revised Draft Registration Statement, please do not hesitate to contact the undersigned by phone at +852-3740-4850 (work) or +852-9037-8056 (cell) or via e-mail at julie.gao@skadden.com.

Very truly yours,

Z. Julie Gao

Enclosures

cc:	Yuqiang Deng, Chief Executive Officer, Sungy Data Limited

Winston Li, Chief Financial Officer, Sungy Data Limited

David Kong, Partner, KPMG Huazhen (SGP)

Francis Duan, Partner, KPMG Huazhen (SGP)

Leiming Chen, Partner, Simpson Thacher & Bartlett LLP

Annex I

Source Materials for Certain Statements in the Registration Statement

F-1 pages containing statements	Source Codes	Source Materials
1	1-3,5-6	App Annie Report
1	4	Gartner Report
2	7-8	App Annie Report
3	9-12	IDC
3	13	eMarketer
14	1	App Annie Report
72	1-2	App Annie Report
98	9-10,14-15	IDC
99	11,15-17	IDC
100	18	Flurry
100	12	IDC
100	13	eMarketer
100	19	App Annie Index
100	20-21	App Annie Report
101	13,22	eMarketer
102	1-3,5-7	App Annie Report
102	4	Gartner Report
103	2,8,23	App Annie Report
104	5-7	App Annie Report
105	24	App Annie Report
108	2,24	App Annie Report
109	5,6	App Annie Report
110	7	App Annie Report
112	24	App Annie Report

App Annie Report refers to a report titled Google Play Research Report for GO, prepared by App Annie Intelligence in August 2013

App Annie Index refers to a report titled App Annie Index—Market Q2 2013: Google Play Exceeds iOS App Store in App Downloads by 10% in Q2 2013, provided by App Annie Intelligence on July 31, 2013

Gartner Report refers to a report titled Market Share: Mobile Phones by Region and Country, 2Q13, published by Gartner Inc. on August 13, 2013

1

IDC refers to reports and relevant data tables, including Worldwide Smartphone 2013-2017 Forecast Update: June 2013, Worldwide Smartphone 2012-2016 Forecast Update: September 2012, IDC’s Worldwide New Media Market Model Taxonomy and Release Notes, 1H13, published by International Data Corporation in June 2013, September 2012 and July 2013, respectively

eMarketer refers to data tables titled Mobile Internet Ad Spending Worldwide per Mobile Internet User, by Region and Country, 2011-2017 and Mobile Ad Spending, Worldwide, 2011-2017, provided by www.eMarkerter.com in June 2013

Flurry refers to a blog titled Mobile Apps: We Interrupt This Broadcast, provided by Flurry Inc. on December 05, 2012

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors," before deciding whether to buy our ADSs. This prospectus contains information from a report commissioned by us and prepared by App Annie Limited, an independent research firm, in August 2013, to provide information on the ranking of our applications on Google Play globally. We refer to this report as the App Annie Intelligence Report in this prospectus.

Overview

We are a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. We were one of the top three publishers worldwide in Google Play as measured by the number of free and paid downloads in the Applications category for the six months ended June 30, 2013, based on the App Annie Intelligence Report.

Our platform product, GO Launcher EX, had approximately 210 million downloads and activations as of August 30, 2013 according to our internal statistics. GO Launcher EX was the No. 1 most downloaded product in the Personalization category on Google Play in both 2012 and the six months ended June 30, 2013, according to the App Annie Intelligence Report. As users' first entry point to these Android smartphones, GO Launcher EX manages installed apps, widgets and other functions. It is available in 38 languages and has attracted users from over 200 countries and regions since it was launched in November 2010.

Building upon our success in GO Launcher EX, we have developed a portfolio of GO series products which include the launcher products and a broad range of other GO series apps and widgets that provide rich functionality, enhanced performance and extensive personalization for Android smartphones. Our GO series products have been downloaded and activated on over 280 million smartphones worldwide as of June 30, 2013, with over 70% of these downloads and activations from locations outside of China. We have achieved the following milestones for our key GO series products:

- GO Launcher EX was one of the 13 non-game products with more than 100 million downloads on Google Play, excluding apps developed by Google, as of August 12, 2013, according to Google Play store stats archived by App Annie. It has been downloaded and activated on 210 million Android smartphones worldwide as of June 30, 2013 which, calculated based on data provided in a report by Gartner Inc., an independent market research firm (such report being referred to herein as the Gartner Report), represents approximately 19.5% of all the Android smartphones sold globally as of June 30, 2013. The average monthly active users for GO Launcher EX amounted to approximately 38 million in the second quarter of 2013 and the cumulative paid downloads of premium themes and advanced functionalities for GO Launcher EX amounted to approximately 1.1 million as of June 30, 2013.
- GO short messaging service, or GO SMS Pro, had been downloaded and activated on approximately 52 million Android smartphones worldwide as of June 30, 2013 according to our internal statistics. It was the most downloaded among SMS apps that we identified through our survey of popular SMS apps on Google Play, for the six months ended June 30, 2013, according to the App Annie Intelligence Report. The average monthly active users for GO SMS amounted to approximately 17 million in the second quarter of 2013 and the cumulative number of paid downloads of premium themes and advanced functionalities for GO SMS amounted to approximately 0.6 million as of June 30, 2013.
- GO Locker had been downloaded and activated on approximately 50 million Android smartphones worldwide as of July 14, 2013 according to our internal statistics. It was the most downloaded among locker apps that we identified through our survey of popular locker apps on Google Play, for the six

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months ended June 30, 2013, according to the App Annie Intelligence Report. The average monthly active users for GO Locker amounted to approximately 15 million in the second quarter of 2013 and the cumulative number of paid downloads of premium themes and advanced functionalities for GO Locker amounted to approximately 0.3 million as of June 30, 2013.

- GO Weather had been downloaded and activated on approximately 32 million Android smartphones worldwide as of June 30, 2013 according to our internal statistics. It was ranked the most downloaded Weather app on Google Play for the six months ended June 30, 2013, according to the App Annie Intelligence Report. The average monthly active users for GO Weather amounted to approximately 11 million in the second quarter of 2013 and the cumulative number of paid downloads of premium themes and advanced functionalities for GO Weather amounted to approximately 0.2 million as of June 30, 2013.

As of August 12, 2013, we had three out of the 37 non-game products with more than 50 million cumulative downloads on Google Play, excluding apps developed by Google, according to Google Play store stats maintained by App Annie.

Leveraging the success of our GO series products, we have created and continued to expand a GO platform that is built upon GO Launcher EX and integrates all of our GO series products as well as third-party mobile internet products and services.

We have devoted ourselves to the mobile internet industry since our inception in 2003, starting with products and services based on the Wireless Application Protocol and the Symbian mobile operating system. When Android grew in popularity as a mobile operating system, the extensive technologies and know-how we had accumulated from prior endeavors in the mobile internet industry have enabled us to seize the market opportunity and develop and successfully launch our GO series products for Android smartphones within a short period of time.

In addition to our GO series products and GO platform, we also offer 3G.cn, a mobile internet portal, and mobile reading services, both of which provide us with a stable and growing user and paying customer base.

- We launched 3G.cn, one of the first Chinese mobile internet portals, in March 2004, when the mobile internet was still in its infancy. It provides mobile users access to a vast array of professional media and user-generated content, such as entertainment and sports events coverage in multi-media formats. 3G.cn had more than 45 million unique visitors in June 2013.
- We started charging fees for our mobile reading services in the first half of 2010 to capture one of the early monetization opportunities in the mobile internet industry. Our mobile reading services are comprised of an expanding library of original and copyrighted literary works and a growing and highly engaged user community. In 2012, we attracted 810 million cumulative page views for a single piece of literature offered by us.

We generate our revenues through paid apps and premium themes, in-app purchase for advanced functionalities, advertising in various forms as well as users' purchases of literary content. We believe that we will be able to explore and capture additional monetization opportunities and diversify our revenue sources as we continue to expand our GO platform to capitalize on opportunities in the mobile internet industry.

We have achieved significant growth in recent years. Our total revenues increased from RMB96.6 million in 2011 to RMB185.2 million in 2012, representing a 91.7% growth and from RMB74.5 million for the six months ended June 30, 2012 to RMB139.3 million (US$22.7 million) in the same period in 2013, representing a 87.0% growth. We achieved profitability in 2012 and our net income was RMB15.2 million in 2012 and RMB33.5 million (US$5.5 million) for the six months ended June 30, 2013.

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Our Strengths

We believe that the following competitive strengths have contributed to the growth of our business:

- Global leading mobile platform products;
- Open platform with diversified product offerings;
- Large and fast growing global user base;
- Superior user experience supported by strong research and development capabilities; and
- Experienced and stable core management team with strong commitment to the mobile internet industry.

Our Strategies

Our goal is to become a global leading mobile internet platform. We strive to achieve this goal by pursuing the following strategies:

- Strengthen and enrich our GO platform;
- Expand our user base;
- Improve the monetization of our products and services;
- Continue to invest in and enhance our research and development capabilities; and
- Selectively pursue strategic alliance and acquisition opportunities.

Our Industry

The global mobile internet industry has seen rapid development with the continuous enhancement of infrastructure, introduction of increasingly affordable mobile devices and advancement in wireless technology. According to International Data Corporation, or IDC, the number of global mobile internet users reached 1.1 billion in 2012, and is expected to increase to 2.3 billion in 2017, representing a compound annual growth rate, or CAGR, of 15.8%.

Smartphones, which combine advanced computing and network capabilities in a compact form, are increasingly popular among consumers around the world. Worldwide smartphone shipments are expected to increase from 723 million units in 2012 to 1.6 billion units in 2017, representing a CAGR of 16.9%. In the smartphone market, Android, an operating system developed and introduced by Google in 2008, has grown to capture the largest market share, according to IDC. In 2012, Android smartphone shipment amounted to 497 million, more than three times as much as iOS, the operating system with the second largest market share. Android is expected to continue to be the dominant operating system by 2017, according to IDC.

With the proliferation of mobile internet and smartphones, people are spending more time on their mobile devices. As a result, the industry has seen the emergence of an app economy and mobile activities, which is a key driver for mobile advertising. According to IDC, the total number of free and paid downloads on mobile application stores worldwide is expected to grow from 47.2 billion in 2012 to 187.0 billion by 2017, representing a CAGR of 31.7%. Mobile advertising spending worldwide reached US$8.8 billion in 2012 and is expected to expand to US$59.7 billion in 2017, representing a CAGR of 46.7%, according to eMarketer.

The mobile internet industry is still at a nascent stage. We believe the industry will continue to experience constant evolutions and innovations with significant monetization potential.

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RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Our GO series products and GO platform are relatively new, and the continued growth of our business is subject to a high degree of uncertainty.

Our GO series products and GO platform are relatively new and have only a short operating history, and the core elements of our GO platform are unique and rapidly evolving. Our Go series products have rapidly achieved global popularity since the first launch of GO Launcher EX in November 2010. Within less than three years since its launch, GO Launcher EX has been downloaded and activated in approximately 210 million Android smartphones worldwide as of June 30, 2013. We were one of the top three publishers worldwide in Google Play as measured by the number of free and paid downloads in the Applications category for the six months ended June 30, 2013, based on the App Annie Intelligence Report. However, due to the relatively short history of GO series products and services, the sustainability of user demand and the continued growth of our GO series products and GO platform are subject to a high degree of uncertainty. There are few proven methods of projecting user demand or industry trends on which we can rely, and we cannot assure you that we will be successful in the future. As the mobile internet industry is experiencing constant changes and innovation, many of the determining factors for the future of our GO series products and our GO platform are beyond our control, including our ability to anticipate and adapt to rapid changes in industry trends and the tastes and preferences of our users, our ability to develop a larger portfolio of GO series products and services that will continue to be popular among users, our ability to integrate a large number of third party mobile internet products and services to serve a wider range of our users' needs, the continued worldwide growth in the use of our platform products and mobile internet products, and the availability and popularity of other competing mobile internet products.

There are significant uncertainties in the revenue potential of our GO series products and GO platform.

There is no proven revenue model for our GO series products and GO platform, as the fast growth of the mobile internet industry is a very recent phenomenon and we offer a unique, innovative portfolio of products and services that redefine the Android user experience. We have devoted, and expect to continue to devote, substantial resources to the development of our GO platform and the expansion of the products and services offered on this platform, but we cannot guarantee that we will be able to continuously improve the functionality and performance our GO series products so that they continue to appeal to our users, advertisers, third-party developers or other business partners.

Leveraging the large user base of our GO series products, we have been experimenting with various revenue models, including user purchases of premium launcher products such as our Next Launcher, in-app purchases of additional functionalities, and advertiser payments for different forms of advertising on our GO platform either through direct sale or through third party advertising agencies and mobile advertising networks such as Google AdMob and GetJar. We also intend to enter into arrangements with more third-party mobile internet products and services providers for their offerings on our GO platform. We cannot assure you that our existing revenue streams can continue to grow as we expected or that we can successfully identify new significant revenue streams, nor can we guarantee that we will be successful in developing and building an effective revenue model for our GO platform. As a result, there is significant uncertainty in our revenue potential.

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You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

1-8

Overview

We are a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. We were one of the top three publishers worldwide in Google Play as measured by the number of free and paid downloads in the Applications category for the six months ended June 30, 2013, based on the App Annie Intelligence Report. 1

Our platform product, GO Launcher EX, had approximately 210 million downloads and activations as of August 30, 2013 according to our internal statistics. GO Launcher EX was the No. 1 most downloaded product in the Personalization category on Google Play in both 2012 and the six months ended June 30, 2013, according to the App Annie Intelligence Report. As users' first entry point to these Android smartphones, GO Launcher EX manages installed apps, widgets and other functions. It is available in 38 languages and has attracted users from over 200 countries and regions since it was launched in November 2010. 2-a 2-b

Building upon our success in GO Launcher EX, we have developed a portfolio of GO series products which include the launcher products and a broad range of other GO series apps and widgets that provide rich functionality, enhanced performance and extensive personalization for Android smartphones. Our GO series products have been downloaded and activated on over 280 million smartphones worldwide as of June 30, 2013, with over 70% of these downloads and activations from locations outside of China. The success of our GO series products allows us to create and continue to expand a GO platform that is built upon GO Launcher EX and integrates all of our GO series products and third-party mobile internet products and services.

We launched 3G.cn, one of the first Chinese mobile internet portals, in 2004, and mobile reading services in 2010, to capture one of the early monetization opportunities in the mobile internet industry. Both 3G.cn and our mobile reading services provide us with a stable and growing user base and paying customer base.

We generate our revenues through paid apps and premium themes, in-app purchase for advanced functionalities, advertising in various forms as well as users' purchase of literary content. We believe that we will be able to explore and capture additional monetization opportunities and diversify our revenue sources as we continue to expand our GO platform to better serve our large number of users.

We have achieved significant growth in recent years. Our total revenues increased from RMB96.6 million in 2011 to RMB185.2 million in 2012, representing a 91.7% growth and from RMB74.5 million for the six months ended June 30, 2012 to RMB139.3 million (US$22.7 million) in the same period in 2013, representing a 87.0% growth. We achieved profitability in 2012 and our net income was RMB15.2 million in 2012 and RMB33.5 million (US$5.5 million) for the six months ended June 30, 2013.

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INDUSTRY

The global mobile internet industry has seen rapid development with the continuous enhancement of infrastructure, introduction of increasingly affordable mobile devices and advancement in wireless technology. According to IDC, the number of global mobile internet users reached 1.1 billion in 2012, and is expected to increase to 2.3 billion in 2017, representing a CAGR of 15.8% from 2012.

Global mobile internet users
(Number of users in millions)

831
1,093
1,361
1,605
1,833
2,054
2,274
2011
2012
2013E
2014E
2015E
2016E
2017E

Source: IDC, June 2013.

According to IDC, mobile internet penetration rates, defined as the number mobile internet users as percentage of total population in the region, are expected to expand substantially in the next five years across major regions worldwide.

Mobile internet penetration rate by major regions
(Mobile internet users as a percentage of total population)

57%
87%
55%
86%
44%
73%
14%
38%
7%
23%
6%
23%
17%
22%
US
Japan & South Korea
Western Europe
Central & Eastern Europe
Latin America
Middle East & Africa
China
2012
2017E

Source: IDC, June 2013.

Key Industry Trends

Rapid proliferation of smartphones

Mobile devices have been evolving to incorporate an ever-increasing range of functions at more affordable cost and address users' broadening business and personal needs. Smartphones, in particular, which offer advanced computing and networking capability in most compact form, have gained increasing popularity. Worldwide smartphone shipments are expected to increase from 723 million units in 2012 to 1.6 billion units in 2017, representing a CAGR of 16.9% with smartphone shipments as percentage of total mobile shipments expected to increase from 41.6% in 2012 to 69.7% in 2017, according to IDC.

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Worldwide smartphone shipments
(In million units)

69.7%
66.4%
62.6%
57.9%
52.2%
41.6%
28.8%
1,579
1,434
1,283
1,131
959
723
494
2011
2012
2013E
2014E
2015E
2016E
2017E
Smartphone shipments
% of total mobile shipment

Source: IDC, June 2013.

Rising dominance of Android

Since it was developed and introduced by Google in late 2008, Android has been taking up market shares from other operating systems, including iOS, Symbian and BlackBerry OS, to become the dominant operating system in terms of market share for smartphones around the world. According to IDC, shipment of Android smartphones reached 497 million units in 2012, more than three times of the shipment size of iOS smartphones. Shipment of Android smartphones is expected to further grow to 1.0 billion units in 2017, representing a five-year CAGR of 16.1%.

Worldwide smartphone shipment breakdown by operating system
(Shipment in millions)

34
170
54
274
39
18
136
33
497
2012
2017E
Android
iOS
BlackBerry OS
Windows
Others

Source: IDC, June 2013.

Increasing mobile usage and enriching mobile activities

With the proliferation of smartphones and increasing coverage of mobile internet network, people around the world are increasingly using mobile devices to access the internet to conduct various activities. According to IDC, global users spent an average of 11.2 hours per month on mobile internet in 2012. By 2017, this number is expected to further increase to 27.7 hours per month.

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According to mobile analytics firm Flurry Inc., people spent an average of 127 minutes per day on mobile apps in the United States in December 2012, compared with 70 minutes on web browsing and 168 minutes on television. With new content released via thousands of new apps each day, we expect this trend to continue and expand in the global market and apps to become an important channel for media consumption.

Market Opportunities

Emergence of an app economy

Apps are a simple, interactive way to deliver content from internet to the mobile device and realize functions to improve mobile user experience. The rise of mobile application stores like Google Play and the iOS App Store has significantly facilitated distribution of apps to mobile users. According to IDC, the total number of free and paid downloads on mobile application stores worldwide is expected to grow from 47.2 billion in 2012 to 187.0 billion by 2017, representing a CAGR of 31.7%. According to App Annie, Google Play exceeded iOS App Store in terms of total app downloads in the second quarter of 2013.

Despite the proliferation of apps available, downloads and purchase by mobile users are relatively concentrated in the most popular apps. According to the App Annie Intelligence Report, on average, on a monthly basis from January to June 2013, the top 100 free and top 100 paid apps in the Applications category in aggregate accounted for 24% of the total downloads in the Applications category on Google Play.

Below is an overview of the top publishers in terms of total app downloads in the Applications category on Google Play during the first six months in 2013:

Google Play worldwide publisher rankings based on Applications category downloads
Six months ended June 30, 2013

Rank	Parent Publisher
1	Facebook
2	Google Inc.
3	GO Launcher Dev Team
4	Outfit 7
5	WhatsApp Inc.
6	NHN
7	Microsoft Corporation
8	Adobe Systems
9	Twitter, Inc.
10	J2 Interactive

Source: App Annie Intelligence Report.

Mobile advertising

Since the mobile internet industry is still at a nascent stage, we believe the mobile internet monetization model still has huge potential for growth. One of the relatively established monetization models for the mobile internet industry is mobile advertising. The increase in mobile usage and mobile user activity has increased the total time spend consuming media content via mobile devices, which has been a key driver for mobile advertising. According to eMarketer, worldwide mobile ad spending reached US$8.8 billion in 2012 and is expected to approach $59.7 billion by 2017, representing a CAGR of 46.7%.

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Mobile advertising spending worldwide
(US$ in billions)

59.7
47.2
35.6
24.9
15.8
8.8
4.0
2011
2012
2013E
2014E
2015E
2016E
2017E

Source: eMarketer, June 2013.

Mobile advertising spending has been primarily driven by developed markets such as North America, Western Europe, Japan and South Korea. In 2012, North America had the highest mobile advertising spending per mobile subscription of US$31.48, representing a strong year-on-year growth of 145.0%. However, greater growth potential lies in emerging markets such as China and Central & Eastern Europe, which had only US$0.58 and US$0.69 mobile advertising spending per mobile subscription in 2012, respectively.

Mobile advertising spending per mobile subscription
(in US$)

	2011	2012
North America	12.85	31.48
Japan	22.69	26.21
Western Europe	7.75	12.73
South Korea	3.99	7.38
Latin America	0.61	0.72
Central & Eastern Europe	0.51	0.69
China	.0.30	0.58
Middle-East and Africa	0.07	0.11

Source: eMarketer, June 2013.

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1-8

BUSINESS

Overview

We are a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. We were one of the top three publishers worldwide in Google Play as measured by the number of free and paid downloads in the Applications category for the six months ended June 30, 2013, based on the App Annie Intelligence Report. 1

Our platform product, GO Launcher EX, had approximately 210 million downloads and activations as of August 30, 2013 according to our internal statistics. GO Launcher EX was the No. 1 most downloaded product in the Personalization category on Google Play in both 2012 and the six months ended June 30, 2013, according to the App Annie Intelligence Report. As users' first entry point to these Android smartphones, GO Launcher EX manages installed apps, widgets and other functions. It is available in 38 languages and has attracted users from over 200 countries and regions since it was launched in November 2010. 2-a 2-b

Building upon our success in GO Launcher EX, we have developed a portfolio of GO series products which include the launcher products and a broad range of other GO series apps and widgets that provide rich functionality, enhanced performance and extensive personalization for Android smartphones. Our GO series apps have been downloaded and activated on over 280 million smartphones worldwide as of June 30, 2013, with over 70% of these downloads and activations from locations outside of China. We have achieved the following milestones for our key GO series products:

- GO Launcher EX was one of the 13 non-game products with more than 100 million downloads on Google Play, excluding apps developed by Google, as of August 12, 2013, according to Google Play store stats archived by App Annie Intelligence Report. It has been downloaded and activated on approximately 210 million Android smartphones worldwide as of June 30, 2013 which, calculated based on data provided by the Gartner Report, represents approximately 19.5% of all the Android smartphones sold globally as of June 30, 2013. The average monthly active users for GO Launcher EX amounted to approximately 38 million in the second quarter of 2013 and the cumulative number of paid downloads of premium themes and advanced functionalities for GO Launcher EX amounted to approximately 1.1 million as of June 30, 2013. 3 4
- GO SMS Pro had been downloaded and activated on approximately 52 million Android smartphones worldwide as of June 30, 2013 according to our internal statistics. It was the most downloaded among SMS apps that we identified through our survey of popular SMS apps on Google Play, for the six months ended June 30, 2013, according to the App Annie Intelligence Report. The average monthly active users for GO SMS amounted to approximately 17 million in the second quarter of 2013 and the cumulative number of paid downloads of premium themes and advanced functionalities for GO SMS amounted to approximately 0.6 million as of June 30, 2013. 5
- GO Locker had been downloaded and activated on approximately 50 million Android smartphones worldwide as of July 14, 2013 according to our internal statistics. It was the most downloaded among locker apps that we identified through our survey of popular locker apps on Google Play, for the six months ended June 30, 2013, according to the App Annie Intelligence Report. The average monthly active users for GO Locker amounted to approximately 15 million in the second quarter of 2013 and the cumulative number of paid downloads of premium themes and advanced functionalities for GO Locker amounted to approximately 0.3 million as of June 30, 2013. 6
- GO Weather had been downloaded and activated on approximately 32 million Android smartphones worldwide as of June 30, 2013 according to our internal statistics. It was ranked the most downloaded Weather app on Google Play for the six months ended June 30, 2013, according to the App Annie Intelligence Report. The average monthly active users for GO Weather amounted to approximately 11 million in the second quarter of 2013 and the cumulative number of paid downloads of premium themes and advanced functionalities for GO Weather amounted to approximately 0.2 million as of June 30, 2013. 7

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As of August 12, 2013, we had three out of the 37 non-game products with more than 50 million cumulative downloads on Google Play, excluding apps developed by Google, according to Google Play store stats maintained by App Annie.

Leveraging the success of our GO series products, we have created and continued to expand a GO platform that is built upon GO Launcher EX and integrates all of our GO series products as well as third-party mobile internet products and services.

We have devoted ourselves to working in the mobile internet industry since our inception in 2003, starting with products and services based on the Wireless Application Protocol and the Symbian mobile operating system. When Android grew in popularity as a mobile operating system, the extensive technologies and know-how we had accumulated from prior endeavors in the mobile internet industry have enabled us to seize the market opportunity and develop and successfully launch our GO series products for Android smartphones within a short period of time.

In addition to our GO series products and GO platform, we also offer 3G.cn, a mobile internet portal, and mobile reading services, both of which provide us with a stable and growing user and paying customer base.

- We launched 3G.cn, one of the first Chinese mobile internet portals, in March 2004, when the mobile internet was still in its infancy. It provides mobile users access to a vast array of professional media and user-generated content, such as entertainment and sports events coverage in multi-media formats. 3G.cn had more than 45 million unique visitors in June 2013.
- We started charging fees for our mobile reading services in the first half of 2010 to capture one of the early monetization opportunities in the mobile internet industry. Our mobile reading services are comprised of an expanding library of original and copyrighted literary works and a growing and highly engaged user community. In 2012, we attracted approximately 810 million cumulative page views for a single piece of literature offered by us.

We generate our revenues through paid apps and premium themes, in-app purchase for advanced functionalities, advertising in various forms as well as users' purchases of literary content. We believe that we will be able to explore and capture additional monetization opportunities and diversify our revenue sources as we continue to expand our GO platform to capitalize on opportunities in the mobile internet industry.

We have achieved significant growth in recent years. Our total revenues increased from RMB96.6 million in 2011 to RMB185.2 million in 2012, representing a 91.7% growth and from RMB74.5 million for the six months ended June 30, 2012 to RMB139.3 million (US$22.7 million) in the same period in 2013, representing a 87.0% growth. We achieved profitability in 2012 and our net income was RMB15.2 million in 2012 and RMB33.5 million (US$5.5 million) for the six months ended June 30, 2013.

Our Strengths

We believe that the following competitive strengths have contributed to the growth of our business:

Global leading mobile platform products

Our launcher products, including GO Launcher EX and Next Launcher, redefine and personalize Android user experience. With extensive features, functions and customization tools, our launcher products have gained enormous popularity among global users. Launched in December 2010, GO Launcher EX has become the most downloaded launcher app among launcher apps we found through a survey of popular launcher apps on Google Play for the six months ended June 30, 2013, according to the App Annie Intelligence Report. GO Launcher EX has been downloaded and activated on over 210 million Android smartphones worldwide as of June 30, 2013. In addition, GO Launcher EX and Next Launcher combined enjoyed approximately 62.5% of the market share

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based on total Google Play downloads for the six months ended June 30, 2013, among launcher apps we found through a survey of popular launcher apps on Google Play, according to the App Annie Intelligence Report.

The success of GO launcher products has enabled us to create and continue to expand a GO platform that integrates a broad range of our GO series products and third-party mobile internet products and services. With a growing user base, our GO launcher products serve as entry point for users of Android phones.

Open platform with diversified product offerings

We offer a diverse range of products and services to our global users through our GO platform. Our GO series products, including over 10 applications, 15 widgets and over 100 internally developed themes, are among the most popular and most highly ranked mobile applications on Google Play worldwide. For example, we offer dynamic SMS through GO SMS app, versatile screen lock functions through GO Locker app and extensive weather information through GO Weather app, all of which were the most downloaded apps among the SMS, locker and weather apps we identified on Google Play for the six months ended June 30, 2013, according to the App Annie Intelligence Report. The SMS and locker apps were identified through our own survey, while the weather apps were identified via Google Play's Weather category. We have also developed various add-on widgets that offer additional features and functions for user convenience and performance enhancement, such as GO Switch, which provides a shortcut to turn on/off or adjust common functions, and GO Calendar, which provides a simpler and faster way to work with calendars.

5,6,7

We publish a development kit for our GO platform to encourage third parties to develop themes for our GO series products. We currently offer over 100 internally developed themes and there are, in total, over 10,000 third-party developed themes for our GO launcher products to suit our users' diverse needs and preferences. In addition, we partner with third parties to offer their products and services such as e-commerce on our GO platform.

All our GO series products complement our GO platform as well as each other and greatly enrich users' experience. Users of our various GO series products do not fully overlap. Therefore, we are able to conduct cross-promotion between our products and further expand our user base on our GO platform, creating a strong network effect as users of one of our GO series products can readily become interested in trying, and are provided with convenient in-app access to, other complementary GO series products.

Large and fast growing global user base

We have established a large and fast growing global user base in over 200 countries and regions since we launched GO Launcher EX in November 2010. Our launcher products are currently available in 38 languages. Our GO series products have been downloaded and activated on over 280 million smartphones worldwide as of June 30, 2013 with over 70% from outside of China, mostly in the United States, South Korea and European countries. Each of GO Locker and GO SMS has been downloaded by more than 50 million Google Play accounts globally for the six months ended June 30, 2013, according to Google Play. Such large download volume has been achieved by only 37 third-party developed non-game apps on Google Play to date. The average monthly active users for GO series apps amounted to 80 million in the second quarter of 2013, an 80.1% increase from 44.4 million in the second quarter of 2012. We have also begun to cooperate with smartphone manufacturers to pre-install GO Launcher EX in China at no cost since January 2012 and we had 15 million activations as of June 30, 2013. We believe that our large global user base and the high user satisfaction level enjoyed by our products create high barriers of entry for potential competitors.

In addition to users of our GO series apps, our mobile internet portal, 3G.cn, and our mobile reading services also have large and growing user bases. For June 2013, 3G.cn, which provides mobile internet users with access to a vast array of professional media and user-generated content on a wide range of topics such as entertainment, sports and current events in a variety of media, had 12.5 million daily average unique visitors. Our

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mobile reading base, which provides a large, expanding library of original and copyrighted literary works to mobile internet users, is among the leading mobile reading bases in China.

Superior user experience supported by strong research and development capabilities

Our large user base is supported by our ability to deliver superior user experience. For example, our GO Launcher EX was rated 4.5 out of 5.0 by over 1.4 million users worldwide on Google Play as of June 30, 2013. This is a testimonial of high user satisfaction level.

Through years of dedication to the mobile internet industry, we have developed a deep understanding of industry trends and user needs and preferences. Our continuous pursuit of new technology also allows us to develop popular products and respond quickly to changing user preferences and industry trends. For example, we believe we are one of the few launcher developers that apply 3D graphics engine to user interface development and create seamless and dynamic effects for screen transitions in our mobile apps. Developed with 3D graphics engine technology, our Next Launcher became the top-grossing personalization app on Google Play for the six months ended June 30, 2013, according to the App Annie Intelligence Report. Our sophisticated analytics system automatically collects and analyzes more than two terabytes of data per day and generates hundreds of daily reports relating to various aspects of our business operations to help us improve our products and services on a timely basis. 24

Experienced and stable core management team with strong commitment to the mobile internet industry

We have a strong and stable founding management team which has been with us since our inception in 2003. Our core management team, Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang, possesses in-depth understanding of the mobile internet industry with an average of approximately 12 years of mobile internet technology experience. Our management also fosters a corporate culture that encourages employees to develop and launch new and innovative products, which we believe helps attract and maintain talented personnel committed to delivering superior mobile internet products and services. We believe that the extensive industry experience, solid product knowledge, strategic vision and strong execution capabilities of our management team will allow us to continue to execute our growth strategies to achieve a higher level of success.

Our Strategies

Our goal is to become a global leading mobile internet platform. We strive to achieve this goal by pursuing the following strategies:

Strengthen and enrich our GO platform

We plan to enrich our GO platform by offering more self-developed and third-party developed products and services. For example, we recently released a Mini Launcher for users who prefer a lighter version of the current GO Launcher with simplified individual features. In addition, we intend to collaborate with third-party developers and business partners, such as working with e-commerce providers to refer traffic to their websites in exchange for revenue-sharing, distributing mobile games in which our users may be interested, or introducing new local content from well-known content providers that target relevant countries and regions. By continuing to expand our diverse products and services portfolio as well as working with third parties, we endeavor to achieve continual innovation of our GO platform products and increase user engagement and retention, which we believe will further enhance the value of our GO platform and bring us closer to becoming a global leading mobile internet platform.

We also plan to strengthen our GO platform by enhancing its infrastructure. We have started to develop a central user account system for GO platform to better serve our users and make more targeted recommendations for additional products and services. We intend to set up a virtual currency system to further facilitate payments for purchases on our platform.

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With more than 900 million Android smartphones currently in use and the number continuing to grow, smartphones have become an indispensable part of everyday lives. Smartphone users, especially the younger generation, became dissatisfied with the limited functionality and performance and the same feel and look of the factory configured launcher of the standard Android smartphones. As a result, these users are attracted to third-party launcher products that can provide them with refreshing experience.

GO Launcher EX is the most downloaded product in the Personalization category globally on Google Play for the six months ended June 30, 2013, according to the App Annie Intelligence Report. After its release in November 2010, GO Launcher EX has been downloaded and activated on 210 million Android smartphones worldwide as of June 30, 2013. GO Launcher EX can be downloaded for free, although it has paid premium features.

GO Launcher EX offers extensive functions and high performance that turn the use of smartphones into a more productive experience. In addition, through themes, widgets and various levels of customization, GO Launcher EX users can extensively personalize their smartphones and change the otherwise monotonous phones into exciting and sensible instruments that perform better in sync with, and symbolize the individuality of, their owners. For example:

- GO Launcher EX includes many new functions and features not available in factory installed launchers and other third-party launchers, which significantly increases the utility of smartphones and makes smartphone use more convenient and intuitive.
- Developed using our sophisticated 3D graphics engine, the graphics rendering speed of GO Launcher EX can reach 57-60 frames per second, approximately 50-80% faster than the factory installed launcher, which creates much smoother and more enjoyable visual effects for screen transitions.
- GO Launcher EX provides more than 10,000 eye-catching themes developed both by us internally and by numerous creative theme designers worldwide representing numerous styles and rich cultural implications. It also provides more than 25 types of entertaining screen transition effects.

GO Launcher EX is currently available in 38 languages, serving users in over 200 countries and regions.

GO Launcher EX has received a score of 4.5 out of 5 as of June 30, 2013 on Google Play. This is a testimonial of high user satisfaction level.

Next Launcher is our second launcher product and is a paid 3D app developed using our 3D graphics engine. It infuses striking 3D elements and dynamic transition effects and provides amusing operation experience and visual enjoyment. For example, apps can be customized to rotate, swing, float or bounce on screens. Screen transition can have classic cylinder, flip, cubic effect as well as true 3D crystal, cloth and folding effects. Users can also define additional finger gestures such as double finger glide and double click for their favored operations. With additional themes and custom widgets downloadable from Google Play, it provides extensive and extremely comprehensive options for users looking to spice up their smartphones. Users can also build their customized app icons by editing its size, angle, style and label. We have been developing additional 3D screen transition effects and 3D widgets and themes specially designed for the Next Launcher.

Next Launcher has been downloaded approximately 133,000 times and received a score of 4.5 out of 5 as of June 30, 2013 on Google Play. It was ranked No. 1 in terms of revenues in the Personalization category on Google Play for the six months ended June 30, 2013, according to the App Annie Intelligence Report.

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Other GO Series Products

Founded on the success of GO Launcher EX, we developed a large portfolio of other GO series products and services through apps and widgets to further improve the functionality, performance and personalization of smartphones. Our most popular GO series mobile apps include GO SMS, GO Locker and GO Weather.

GO SMS

GO

- GO SMS Pro is the most downloaded among SMS apps that we identified through our survey of popular SMS apps on Google Play for the six months ended June 30, 2013, according to the App Annie Intelligence Report. GO SMS seamlessly combines SMS/MMS sent over the mobile internet with traditional SMS/MMS sent over mobile carriers' networks, which maximizes the availability of the SMS/MMS services to users and at the same time reduces the fees users pay to mobile carriers.
- Besides common SMS/MMS features, GO SMS provides advanced functionalities such as auto-reply, folders organization, private message box for better privacy protection, SMS blocker to block spam or other unwanted messages, automatically scheduled outgoing message, and group messaging. It also offers additional value-added services such as advanced private message box that can be unlocked using hand gestures and unlimited cloud storage space for message backup.
- With more than 800 emoticons and rich features as well as 200 artistically designed themes, GO SMS is a powerful tool that provides convenient and personalized communication experience to users.
- GO SMS has been downloaded 52 million times and received a score of 4.4 out of 5 as of June 30, 2013 on Google Play.

GO Locker

- GO Locker provides many different lock/unlock styles and a vast number of themes to lock / unlock smartphone screens in users' preferred ways, which are well beyond the basic locker functions.
- It allows users to add live widgets to the locked screen such that users can conveniently check information or access apps directly from the locked screen. For example, users can check weather information and control music player without unlocking the screen.
- GO Locker has been downloaded 50 million times and received a score of 4.4 out of 5 for the six months ended June 30, 2013 on Google Play. It is the most downloaded among locker apps that we identified through our survey of popular locker apps on Google Play for the six months ended June 30, 2013, according to the App Annie Intelligence Report.

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GO Weather

- GO Weather is the most downloaded weather app on Google Play for the six months ended June 30, 2013, according to the App Annie Intelligence Report. It provides detailed weather report including information such as temperature, chance of rain, wind speed, humidity, visibility, sunrise and sunset time, weather alert and forecast for more than 100,000 locations in the world. It also offers attractive user interface with a variety of widget themes and live wallpapers to make weather forecast interesting and visually attractive. Users can even take pictures of their weather conditions and share them with their friends through various email, SMS, or social networking apps installed on their phones.
- GO Weather has been downloaded 32 million times as of June 30, 2013 and received a score of 4.5 out of 5 on Google Play as of June 30, 2013, the highest score among all apps in the weather category. It was the most downloaded app in the weather category on Google Play for the six months ended June 30, 2013, according to the App Annie Intelligence Report.

Some of our other GO series apps and their functions and download statistics are listed below. The number of downloads and Google Play score for each app are as of June 30, 2013.

GO Keyboard

- It has more functionalities than a factory installed keyboard. It helps users type faster on their smartphone screens by providing intuitive keyboard layout, fluid transition between alphabet, numbers and symbols, more than 280 emoticons and accurate word prediction and auto-correction functions.
- It can be further customized through the choice of more than 52 themes and various settings for sound, vibration, display and transition effects.
- It provides input for 48 languages and supports a broad range of tablet computers.
- Download: 23.9 million times; Google Play Score: 4.4

GO Battery Saver & Widget

- It effectively reduces power consumption and prolongs battery life for smartphones. It can extend the battery life of the phone by up to 40% after using our GO Battery Saver & Widget, according to our internal testing on one of the most popular smartphone models.
- With a single click on one of several pre-set modes, it optimizes power consumption by managing Wi-Fi, blue tooth and mobile connections, audio player, screen brightness, vibration, data synchronization, apps and other battery draining components in smartphones.
- It also allows users to configure the battery saving schedules of their smartphones to suit their unique needs. After being configured, it intelligently switches modes, turns on/off phone functions at different battery levels, phone status, or time.
- Download: 21.2 million times; Google Play Score: 4.5

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Weibo	• Enables viewing of Weibo postings without opening Sina's Weibo app, a Twitter-like social media.
Task manager	• Accesses task manager functions without opening Task Manager app.
Power manager	• Accesses power manager functions without opening Power Manager app.
Store	• Offers apps, widgets, games, themes and wallpapers on our GO platform, and users can pay through Google Play account.

Revenue Model for Our GO Series Products and Platform

We launched our GO Launcher EX in November 2010. Leveraging the large user base of our GO series products and GO platform, we have been experimenting various revenue models to explore our business potentials.

24

We have created popular paid apps such as Next Launcher, which was released in December 2012 and ranked No. 1 for the six months ended June 30, 2013 in the Personalization category as measured by revenue on Google Play, according to the App Annie Intelligence Report. There has been large demand for premium themes for GO Launch Ex, and we offer paid themes, including those developed by ourselves and by third parties using our publicly available development kit. A small portion of these third-party premium theme developers have arrangements with us under which we sell their themes under our name through Google Play and record revenues from such sale. Most of these third-party premium theme developers market and sell their themes by themselves under their own names and we receive no payment from these sales. However, their premium themes considerably contribute to the popularity of our GO Launcher Ex.

We offer in-app purchase for advanced functionalities within our GO series products. For example, users of GO SMS can purchase their own private mailbox.

We also offer third-party developed apps, games and themes in our GO Store, which is generally accessible to mobile internet users. We generate revenues from sales of themes and receive promotion fees from third-party developers for downloads of their apps and games from our platform. Users clicking these GO Store offerings may make payments through Google Play or through various other types of virtual currency; users in China can send payments through Alipay and other third-party mobile payment channels.

We have experienced fast growth in revenues from advertising networks since the third quarter of 2012. We have entered into arrangements with advertising networks such as Google AdMob, one of the world's largest mobile advertising platforms. Our GO series apps have installed the Google AdMob software development kit, which allows advertisements from Google network of advertisers to be delivered to and displayed on these apps automatically. We are paid every time users click on advertisements displayed on our GO series apps.

We also offer direct advertising. Starting in the first quarter of 2013, we have seen fast growth in revenues from direct advertising, in which we publish advertisements directly for advertisers without going through third-party advertising networks. We have become an attractive advertisement publisher to advertisers as our GO series products have been downloaded and activated in more than 280 million Android devices and have accumulated a large engaged user base. Direct advertisers on our GO platform are typically app or game developers.

As we continue to strengthen and enrich our GO platform by offering more self-developed products and services and integrating third-party products and services, we expect that we will be able to explore and capture more revenue opportunities for our GO series products and GO platform.

App Annie
THE MATH BEHIND THE APP STORES

Google Play Research Report for GO
July 2013

Based on App Annie Intelligence data, Google Play, Worldwide Download(free+paid) and Revenue estimates
January 2012 – June 2013

App Annie
THE MATH BEHIND THE APP STORES

Google Play Worldwide "Application" Category App Download Rankings

January 2013 to June 2013

Rank	App Name	Publisher	Parent Publisher
1	Facebook	Facebook	Facebook
2	WhatsApp Messenger	WhatsApp Inc.	WhatsApp Inc.
3	Facebook Messenger	Facebook	Facebook
4	Skype - free IM & video calls	Skype	Microsoft Corporation
5	Instagram	Instagram	Facebook
6	LINE: Free Calls & Messages	LINE Corporation	LINE Corporation
7	Twitter	Twitter, Inc.	Twitter, Inc.
8	Tiny Flashlight + LED	Nikolay Ananiev	Nikolay Ananiev
9	Viber	Viber Media Inc.	Viber Media Inc.
10	Adobe Reader	Adobe Systems	Adobe Systems
11	Google Translate	Google Inc.	Google Inc.
12	WeChat	Tencent Technology (Shenzhen) Company Ltd.	Tencent Technology (Shenzhen) Company Ltd.
13	MX Player	J2 Interactive	J2 Interactive
14	AntiVirus Security - FREE	AVG Mobile	AVG Mobile
15	Talking Tom Cat 2 Free	Outfit7	Outfit7
16	PicsArt - Photo Studio	PicsArt	PicsArt
17	**GO Launcher EX**	**GO Launcher Dev Team**	**GO Launcher Dev Team**
18	Shazam	Shazam Entertainment Limited	Shazam Entertainment Limited
19	Simple mp3 Downloader	GoldenNuggetApps	GoldenNuggetApps
20	Tango Video, Voice & Text	Tango	Tango

20 **On average, on a monthly basis from January 2013 to June 2013, the sum of the top 100 free and top 100 paid apps in the Application category accounted for 24% of the total downloads in the Application category.**

Source: App Annie Intelligence data, Google Play, Worldwide Download estimates January 2013 – June 2013

App Annie
THE MATH BEHIND THE APP STORES

Google Play Worldwide "Weather" Category App Download Rankings
January 2013 to June 2013

Rank	App Name	Publisher	Parent Publisher
1	**GO Weather Forecast & Widgets**	**GO Launcher EX**	**GO Launcher Dev Team**
2	The Weather Channel	The Weather Channel	The Weather Channel
3	AccuWeather	Accuweather.com	Accuweather.com
4	WeatherBug	WeatherBug by Earth Networks	WeatherBug by Earth Networks
5	wetter.com	wetter.com AG	wetter.com AG
6	Yahoo! Weather	Yahoo! Inc.	Yahoo! Inc.
7	Weather	MacroPinch	MacroPinch
8	Weather: Local Forecast, Radar	OneLouder Apps	OneLouder Apps
9	3D Digital Weather Clock	Factory Widgets	Factory Widgets
10	ilMeteo Weather	ILMETEO srl	ILMETEO srl
11	InstaWeather	byss mobile	byss mobile
12	Android Weather & Clock Widget	Devexpert.NET	Devexpert.NET
13	La chaine météo	METEO CONSULT	METEO CONSULT
14	Animated Weather Widget, Clock	Mobilityflow Publishing	Mobilityflow Publishing
15	HTC Skin GOWeatherEX	GO Dev Team	GO Launcher Dev Team
16	El Tiempo 14 días	tiempo.com	tiempo.com
17	Thermometer (Free)	Mobiquité	Mobiquité
18	LINE 天気	LINE Corporation	LINE Corporation
19	기상청 날씨	기상청	기상청
20	Gismeteo Weather Forecast LITE	MapMakers Group Ltd.	MapMakers Group Ltd.

Source: App Annie Intelligence data, Google Play, Worldwide Download estimates January 2013 – June 2013

App Annie
THE MATH BEHIND THE APP STORES

Google Play Worldwide "Personalization" Category App Download Rankings

January 2012 to December 2012

2

Rank	App Name	Publisher	Parent Publisher
1	**GO Launcher EX**	**GO Launcher Dev Team**	**GO Launcher Dev Team**
2	ZEDGE™	Zedge	Zedge
3	WhatsApp Wallpaper	WhatsApp Inc.	WhatsApp Inc.
4	Windows 7 GO Launcher EX Theme	Sergio Andre Fagundes	Sergio Andre Fagundes
5	**GO SMS Pro Emoji Plugin**	**GO Dev Team**	**GO Launcher Dev Team**
6	Galaxy S3/S4 Live Wallpaper	Wasabi	Wasabi
7	PicSpeed HD Wallpapers 500,000	srsdev	srsdev
8	Koi Free Live Wallpaper	Kittehface Software	Kittehface Software
9	Funny SMS Ringtones	Sancron Funny Ringtones	Sancron Funny Ringtones
10	Bubble Live Wallpaper	Xllusion	Xllusion
11	Aquarium Free Live Wallpaper	Kittehface Software	Kittehface Software
12	Sun Rise Free Live Wallpaper	Teragon	Teragon
13	Photo FX Live Wallpaper	androidslide	androidslide
14	GalaxyS GO Launcher EX Themes	3Dboy	3Dboy
15	Electric Touch	Yukka Soft	Yukka Soft
16	Snowfall Free Live Wallpaper	Kittehface Software	Kittehface Software
17	MagicLocker Main	lockscreen.mobi	lockscreen.mobi
18	**Dark GO Locker Theme**	**ZT.art**	**GO Launcher Dev Team**
19	Backgrounds and Wallpapers HD	OGQ	OGQ
20	Nova Launcher	TeslaCoil Software	TeslaCoil Software

Source: App Annie Intelligence data, Google Play, Worldwide
Download estimates January 2012 – December 2012

App Annie
THE MATH BEHIND THE APP STORES

Google Play Worldwide "Personalization" Category App Download Rankings
January 2013 to June 2013

Rank	App Name	Publisher	Parent Publisher
1	**GO Launcher EX**	**GO Launcher Dev Team**	**GO Launcher Dev Team**
2	ZEDGE™	Zedge	Zedge
3	**GO Locker**	**GO Launcher EX**	**GO Launcher Dev Team**
4	Backgrounds and Wallpapers HD	OGQ	OGQ
5	WhatsApp Wallpaper	WhatsApp Inc.	WhatsApp Inc.
6	Galaxy S3/S4 Live Wallpaper	Wasabi	Wasabi
7	**GO SMS Pro Emoji Plugin**	**GO Dev Team**	**GO Launcher Dev Team**
8	Koi Free Live Wallpaper	Kittehface Software	Kittehface Software
9	Nova Launcher	TeslaCoil Software	TeslaCoil Software
10	PicSpeed HD Wallpapers 500,000	srsdev	srsdev
11	Water Drop Live Wallpaper	Wasabi	Wasabi
12	Xperia Z Live Wallpaper	Wasabi	Wasabi
13	Gothic Pack for FlipFont® free	Free Font Apps	Free Font Apps
14	Funny SMS Ringtones	Sancron Funny Ringtones	Sancron Funny Ringtones
15	Launcher 8 free	QiHang Dev Team	QiHang Dev Team
16	HD Wallpapers for Android	PowerAPP	PowerAPP
17	**Next honeycomb live wallpaper**	**GO Launcher Dev Team**	**GO Launcher Dev Team**
18	Aquarium Free Live Wallpaper	Kittehface Software	Kittehface Software
19	KakaoHome	Kakao Corp.	Kakao Corp.
20	Apex Launcher	Android Does	Android Does

Source: App Annie Intelligence data, Google Play, Worldwide Download estimates January 2013 – June 2013

App Annie
THE MATH BEHIND THE APP STORES

Google Play Worldwide "Personalization" Category App Revenue Rankings
January 2013 to June 2013

Rank	App Name	Publisher	Parent Publisher
1	**Next Launcher 3D**	**GO Launcher Dev Team**	**GO Launcher Dev Team**
2	Nova Launcher Prime	TeslaCoil Software	TeslaCoil Software
3	HD Widgets	cloud.tv	cloud.tv
4	SPB Shell 3D	SPB Software	SPB Software
5	Beautiful Widgets Pro	LevelUp Studio	LevelUp Studio
6	**GO Launcher EX**	**GO Launcher Dev Team**	**GO Launcher Dev Team**
7	TSF Shell	TSFUI	TSFUI
8	Apex Launcher Pro	Android Does	Android Does
9	WidgetLocker Lockscreen	TeslaCoil Software	TeslaCoil Software
10	Iron Man 3 Live Wallpaper	Cellfish Studios	Cellfish Studios
11	ADWLauncher EX	AnderWeb	AnderWeb
12	GyroSpace 3D Live Wallpaper	Opotech	Opotech
13	Galaxy Pack	maxelus.net	maxelus.net
14	Smart Launcher Pro	GinLemon	GinLemon
15	Action Launcher Pro	Chris Lacy	Chris Lacy
16	Ocean HD	DualBoot Games	DualBoot Games
17	Forest HD	DualBoot Games	DualBoot Games
18	Koi Live Wallpaper	Kittehface Software	Kittehface Software
19	Fancy Widgets Unlocker	Android Does	Android Does
20	Holo Launcher Plus	Mobint Software	Mobint Software

Source: App Annie Intelligence data, Google Play, Worldwide
Download estimates January 2013 – June 2013

App Annie
THE MATH BEHIND THE APP STORES

Google Play Worldwide "Launchers" Category App Download Rankings
January 2013 to June 2013

Rank	App Name	Publisher	Parent Publisher
1	**GO Launcher EX**	**GO Launcher Dev Team**	**GO Launcher Dev Team**
2	Nova Launcher	TeslaCoil Software	TeslaCoil Software
3	KakaoHome	Kakao Corp.	Kakao Corp.
4	Apex Launcher	Android Does	Android Does
5	ADW.Launcher	AnderWeb	AnderWeb
6	Dodol Launcher	Camp Mobile	Camp Mobile
7	Facebook Home	Facebook	Facebook
8	LauncherPro	Federico Carnales	Federico Carnales
9	Launcher 7	Timo Kujala	Timo Kujala
10	Apex Launcher Pro	Android Does	Android Does
11	**Next Launcher 3D**	**GO Launcher Dev Team**	**GO Launcher Dev Team**

23 **Based on the total Google Play downloads from January 2013 to June 2013 for the above group of 11 apps, GO Launcher EX and Next Launcher 3D have a combined group share of 62.5%.**

Source: App Annie Intelligence data, Google Play, Worldwide Download estimates January 2013 – June 2013

App Annie
THE MATH BEHIND THE APP STORES

Google Play Worldwide "Lockers" Category App Download Rankings

January 2013 to June 2013

6 —

Rank	App Name	Publisher	Parent Publisher
1	**GO Locker**	**GO Launcher EX**	**GO Launcher Dev Team**
2	Fingerprint Lock Screen	Gravity Labs	Gravity Labs
3	MagicLocker Main	lockscreen.mobi	lockscreen.mobi
4	Holo Locker	Mobint Software	Mobint Software
5	Lock Screen Widget	droid-maniacom	droid-maniacom
6	Dot Locker Lite	Solar Spark Productions	Solar Spark Productions
7	WidgetLocker Lockscreen	TeslaCoil Software	TeslaCoil Software
8	Creative Locker	Simico	Simico
9	LockerPro Lockscreen	Productigeeky	Productigeeky
10	LockerPro Lockscreen Free	Productigeeky	Productigeeky

Source: App Annie Intelligence data, Google Play, Worldwide Download estimates January 2013 – June 2013

App Annie
THE MATH BEHIND THE APP STORES

Google Play Worldwide "SMS" Category App Download Rankings

January 2013 to June 2013

Rank	App Name	Publisher	Parent Publisher
1	**GO SMS Pro**	**GO Dev Team**	**GO Launcher Dev Team**
2	Handcent SMS	handcent_market	handcent_market
3	QuickTouch Text Messaging	ThumbFly Technologies, LLC	ThumbFly Technologies, LLC
4	chomp SMS	Delicious Inc.	Delicious Inc.
5	SMS Text Messaging ↔PC Texting	MightyText - SMS Text Messaging from PC or Tablet	MightyText - SMS Text Messaging from PC or Tablet
6	SMS Popup	Adam K	Adam K
7	Pansi SMS	Pansi Studio	Pansi Studio
8	Youni SMS	盛大网络	SNDA Online
9	Textra SMS	Delicious Inc.	Delicious Inc.

Source: App Annie Intelligence data, Google Play, Worldwide Download estimates January 2013 – June 2013

App Annie
THE MATH BEHIND THE APP STORES

Google Play Worldwide Apps Download over 50M, 100M downloads

All-time

App Name	Publisher	Installs
Adobe AIR	Adobe Systems	50,000,000 - 100,000,000
Advanced Task Killer	ReChild	50,000,000 - 100,000,000
AllShareCast Dongle S/W Update	Samsung Electronics Mobile Biz.	50,000,000 - 100,000,000
AntiVirus Security - FREE	AVG Mobile	50,000,000 - 100,000,000
Barcode Scanner	ZXing Team	50,000,000 - 100,000,000
Brightest Flashlight Free ®	GoldenShores Technologies, LLC	50,000,000 - 100,000,000
Flipboard: Your News Magazine	Flipboard	50,000,000 - 100,000,000
GO Locker	**GO Launcher EX**	**50,000,000 - 100,000,000**
GO SMS Pro	**GO Dev Team**	**50,000,000 - 100,000,000**
KakaoTalk: Free Calls & Text	Kakao Corp.	50,000,000 - 100,000,000
Kindle	Amazon Mobile LLC	50,000,000 - 100,000,000
MX Player	J2 Interactive	50,000,000 - 100,000,000
Netflix	Netflix, Inc.	50,000,000 - 100,000,000
Opera Mini web browser	Opera Software ASA	50,000,000 - 100,000,000
Pandora® internet radio	Pandora	50,000,000 - 100,000,000
PicsArt - Photo Studio	PicsArt	50,000,000 - 100,000,000
Pou	Zakeh	50,000,000 - 100,000,000
Shazam	Shazam Entertainment Limited	50,000,000 - 100,000,000
Tango Video, Voice & Text	Tango	50,000,000 - 100,000,000
TuneIn Radio	TuneIn Inc	50,000,000 - 100,000,000
WeChat	Tencent Technology (Shenzhen) Company Ltd.	50,000,000 - 100,000,000
Yahoo! Mail	Yahoo! Inc.	50,000,000 - 100,000,000
ZEDGE™	Zedge	50,000,000 - 100,000,000

8

App Annie
THE MATH BEHIND THE APP STORES

	App Name	Publisher	Parent Publisher
	Adobe Flash Player 11	Adobe Systems	100,000,000 - 500,000,000
	Adobe Reader	Adobe Systems	100,000,000 - 500,000,000
	Chrome Browser - Google	Google Inc.	100,000,000 - 500,000,000
	Dropbox	Dropbox, Inc.	100,000,000 - 500,000,000
	Facebook Messenger	Facebook	100,000,000 - 500,000,000
3 (8)	**GO Launcher EX**	**GO Launcher Dev Team**	**100,000,000 - 500,000,000**
	Instagram	Instagram	100,000,000 - 500,000,000
	LINE: Free Calls & Messages	LINE Corporation	100,000,000 - 500,000,000
	Skype - free IM & video calls	Skype	100,000,000 - 500,000,000
	Tiny Flashlight + LED	Nikolay Ananiev	100,000,000 - 500,000,000
	Twitter	Twitter, Inc.	100,000,000 - 500,000,000
	Viber	Viber Media Inc.	100,000,000 - 500,000,000
	WhatsApp Messenger	WhatsApp Inc.	100,000,000 - 500,000,000
	Facebook	Facebook	500,000,000 - 1,000,000,000

Source: App Annie Store Stats data, Google Play, Worldwide meta data, EXCLUDING games, and apps by Google adn Samsung

App Annie
THE MATH BEHIND THE APP STORES

Google Play Worldwide "Application" Category Publisher Download Rankings
January 2013 to June 2013

Rank	Parent Publisher
1	Facebook
2	Google Inc.
3	GO Launcher Dev Team
4	Outfit 7
5	WhatsApp Inc.
6	NHN
7	Microsoft Corporation
8	Adobe Systems
9	Twitter, Inc.
10	J2 Interactive
11	Nikolay Ananiev
12	Viber Media Inc.
13	LINE Corporation
14	Yahoo! Inc.
15	Opera Software ASA
16	Tencent Technology (Shenzhen) Company Ltd.
17	AVG Mobile technologies
18	Kakao Corp.
19	eBay Mobile
20	PicsArt

Source: App Annie Intelligence data, Google Play, Worldwide Download estimates January 2013 – June 2013

App Annie Index - Market Q2 2013: Google Play Exceeds iOS App Store in App Do... Page 1 of 7

App Annie

Surgdw Wrx Fpsdq| Eorj Vssruw English

Insights Index Spotlight World Product Company Developer Search Blog...

Jul 31

Welcome to the App Annie Market Index, where at the end of each quarter, we review the latest download and revenue insights by stores, countries and categories. In addition to our monthly Games and Apps Index, the Market Index provides you with a macro view of the trends, helping you identify where to look for the most fertile investment opportunities in the app stores.

Key trends across stores, countries and categories

Riding strong performances in India and Brazil, Google Play's total app downloads were higher than those in the iOS App Store in Q2 2013. Though Google Play had more downloads, the iOS App Store still generated 2.3x the revenue. The top of the country rankings for downloads and revenue in the iOS App Store and Google Play remained stable, but a couple emerging markets stood out from the pack in Q2 2013:

- Russia has climbed six spots in the iOS App Store download rankings since Q2 2012 and broke into the top 5 in Q2 2013. This growth put Russia in the unique position as the only other country besides the United States in the top five countries by downloads for both the iOS App Store and Google Play.
- Brazil climbed two spots and joined India and Russia in the top countries by downloads for Google Play, further establishing Google Play's leadership position in those emerging markets.

Games continued to dominate the share of revenue for both app stores, and still accounted for a greater share in Google Play where it comprised over 80% of revenues vs. roughly 75% in the iOS App Store. While country rankings remained relatively stable, there was significant movement in a number of categories during Q2 2013:

- The substantial growth of Music and Social Networking apps helped drive iOS App Store revenue.
- Communications apps surged to #2 behind Games for Google Play downloads.
- The Travel & Local category climbed two spots to #5 in the top categories by revenue for Google Play.

The Store Index

iOS App Store vs. Google Play App Downloads & Revenue

19

APP DOWNLOADS
Q2 2013
Indexed Downloads
150
100
50
0
iOS App Store
Google Play
APP REVENUE
Q2 2013
Indexed Revenue
150
100
50
0
iOS App Store
Google Play

http://blog.appannie.com/app-annie-index-market-q2-2013/ 9/23/2013

App Annie Index - Market Q2 2013: Google Play Exceeds iOS App Store in App Do... Page 2 of 7

Google Play downloads 10% higher than iOS App Store downloads, while iOS App Store generated 2.3x the app revenue of Google Play in Q2 2013

As of Q2 2013, app downloads in Google Play were about 10% higher than those in the iOS App Store. Though Google Play led the iOS App Store in one key measure, there still remained a wide gap in app monetization, as the iOS App Store generated 2.3x the app revenue of Google Play.

The Country Index

Top Countries by Downloads iOS Q2 2013

	Country	Rank Change vs Q1 2013
1	United States	-
2	China	-
3	Japan	1
4	United Kingdom	1
5	Russia	3

SOURCE: App Annie Index ™

Russia continues its strong growth and breaks into the top 5.

The United States and China retained their positions at the top of the rankings and combined to make up about 40% of total iOS App Store downloads in Q2 2013. China's iOS downloads continued to grow at an impressive rate, underscoring the country's eventual potential for the iOS App Store, as mentioned earlier in the December 2012 App Annie Index. China is a unique market because it isn't dominated primarily by the iOS App Store and Google Play. Baidu, China's leading search engine, announced on July 15, 2013 that they signed a memorandum of understanding to purchase 91 Wireless, one of the leading third-party app stores that deliver both iOS and Android apps. Third-party app stores play a significant role in the Chinese app economy, both for Android devices that can't connect to Google Play and jailbroken iPhones.

Russia climbed three spots and broke into the top 5 in Q2 2013, continuing an impressive growth rate that saw them pass six other countries since Q2 2012, when they were the 11th ranked country by iOS downloads. This meteoric rise in the rankings echoed the gains they made in Google Play downloads where they climbed from #9 in Q2 2012 to their current position at #4. However, their position in the iOS App Store download ranking could be at risk after news that one of Russia's top mobile operators, Vimplecom, joined MTS and Megafon, Russia's other largest mobile operators, in their decision to stop selling the iPhone. One issue that complicated the iPhone negotiations is that Russia does not allow mobile operators to subsidize handset sales. Mobile operators will still push iPad sales and Russian consumers will still be able to purchase iPhones through the mobile operators' resale stores and other mobile phone, but this could slow down the iOS App Store's growth.

Top Countries by Revenue iOS Q2 2013

	Country	Rank Change vs Q1 2013
1	United States	-
2	Japan	-
3	United Kingdom	-
4	Australia	1
5	China	1

SOURCE: App Annie Index ™

The United States and Japan account for about half of the total iOS App Store revenue in Q2 2013.

The United States, Japan and United Kingdom remained the leaders in the iOS App Store when looking at revenue generation, and Australia climbed to #4 after a strong Q2. iOS App Store revenue was driven primarily by the United States and Japan, which combined to account for about half of the total iOS App Store revenue in Q2.

Top Countries by Downloads Google Play Q2 2013

	Country	Rank Change vs Q1 2013
1	United States	-
2	South Korea	-
3	India	-
4	Russia	-
5	Brazil	2

SOURCE: App Annie Index ™

Brazil joins India and Russia to strengthen Google Play's position in emerging markets.

Google Play saw Brazil climb two spots to join India and Russia as another emerging market in the top 5 countries by downloads for Q2 2013. Brazil's growth was driven in particular by the gaming category. Android's open platform has given Google Play a very strong position in these markets because cell phone manufacturers like Samsung, Nokia, HTC and LG are offering cheaper handsets and already have established distribution channels to market and sell their products. The combined downloads for the United States, South Korea and these three emerging markets comprised over one-third of the total Google Play downloads in Q2 2013.

Top Countries by Revenue Google Play Q2 2013

	Country	Rank Change vs Q1 2013
1	Japan	-
2	South Korea	-
3	United States	-
4	Germany	1
5	United Kingdom	1

SOURCE: App Annie Index ™

Japan, South Korea and the United States combined to account for about 70% of Google Play revenue in Q2 2013.

Japan, South Korea and the United States held on to their positions at the top of the rankings and continued to lead growth in Google Play revenue.

http://blog.appannie.com/app-annie-index-market-q2-2013/ 9/23/2013

Gartner.

G00253752

Published: 13 August 2013

Analyst(s): Anshul Gupta, Carolina Milanesi, Roberta Cozza, CK Lu, Annette Zimmermann, Tuong Huy Nguyen, Hugues J. De La Vergne, Atsuro Sato, Sandy Shen, David Glenn

Mobile phone sales beat expectations to reach 435.2 million in 2Q13, led by growth in Asia. Smartphone sales grew in all regions with Asia and Latin America growing at 74.1% and 55.7% year over year. Regional and Chinese manufacturers raised their combined share to 32.7% of the smartphone market.

Table of Contents

1 Mobile Phone Sales to End Users by Region, 2Q13

2 Mobile Phone Sales to End Users by Country, 2Q13

3 Smartphone Sales to End Users by Region, 2Q13

4 Smartphone Sales to End Users by Operating System, 2Q13

5 Smartphone Sales to End Users by Country, 2Q13

6 Smartphone Sales to End Users by Operating System by Country, 2Q13

7 Market Segmentation and Notes

List of Tables

1-1 Mobile Phone Sales to End Users by Region, 2Q13 (Thousands of Units)

2-1 Mobile Phone Sales to End Users by Country, 2Q13 (Thousands of Units)

3-1 Smartphone Sales to End Users by Region, 2Q13 (Thousands of Units)

4-1 Smartphone Sales to End Users by Operating System, 2Q13 (Thousands of Units)

5-1 Smartphone Sales to End Users by Country, 2Q13 (Thousands of Units)

Chapter 4
Smartphone Sales to End Users by Operating System, 2Q13

List of Tables

4-1 Smartphone Sales to End Users by Operating System, 2Q13 (Thousands of Units)

Table 4-1 (Top) (Front Page)

Smartphone Sales to End Users by Operating System, 2Q13 (Thousands of Units)

Source: Gartner (August 2013)

Notes: Microsoft shows the combined sales of Windows Mobile and Windows Phone 7.
Alcatel and TCL Communication Equipment are two brands that are part of the single entity TCL Communications.
Samsung Galaxy. Note devices are now included in this analysis and we have revised numbers from 4Q11 to reflect same.
Research In Motion numbers have been put under BlackBerry from 1Q13. Smartphones Research In Motion has been renamed as Smartphones BlackBerry.
We have renamed Sony Ericsson Mobile Communications as Sony Mobile Communications.
Toshiba numbers merged with Fujitsu from 4Q10; Casio numbers are merged under new name NEC Casio Mobile Communications from 2Q10; NEC numbers are merged with NEC Casio Mobile Communications from 2Q10.
Hitachi numbers are merged with NEC Casio Mobile Communications from 2Q10; Sanyo numbers merged with Kyocera from 2Q08.

Region	(All)
Vendor	(All)

	Year		Quarter	Data				
	2013 YR				2013 YR Sales to End Users	2013 YR Market Share	2012	
	1Q13		2Q13				1Q12	
Smartphones	Sales to End Users	Market Share	Sales to End Users	Market Share			Sales to End Users	Market Share
Android	156,186.0	74.4%	177,898.2	79.0%	334,084.2	76.7%	83,684.4	56.9%
iOS	38,331.8	18.2%	31,899.7	14.2%	70,231.5	16.1%	33,120.5	22.5%
Microsoft	5,989.2	2.9%	7,407.6	3.3%	13,396.8	3.1%	2,722.5	1.9%
BlackBerry	6,218.6	3.0%	6,180.0	2.7%	12,398.6	2.8%	9,939.3	6.8%
Bada	1,370.8	0.7%	838.2	0.4%	2,209.0	0.5%	3,843.7	2.6%
Symbian	1,349.4	0.6%	630.8	0.3%	1,980.2	0.5%	12,466.9	8.5%
Linux	576.9	0.3%	463.5	0.2%	1,040.4	0.2%	885.4	0.6%
Maemo	23.4	0.0%	8.2	0.0%	31.6	0.0%	312.7	0.2%
Mobile Devices		0.0%		0.0%		0.0%		0.0%
Smart Phones Other OS		0.0%		0.0%		0.0%		0.0%
WebOS		0.0%		0.0%		0.0%	44.8	0.0%
Palm OS		0.0%		0.0%		0.0%	0.0	0.0%
Grand Total	210,046.1	100.0%	225,326.2	100.0%	435,372.3	100.0%	147,020.2	100.0%

Total sales of Android smartphones as of June 30, 2013 (mn)	1,081
GO Launcher installation as of June 30, 2013 (mn)	211
Implied market share	19.5%

2012									
	1Q12		2Q12		3Q12		4Q12		2012 Sales to End Users	2012 Market Share
	Sales to End Users	Market Share	Sales to End Users	Market Share	Sales to End Users	Market Share	Sales to End Users	Market Share		
Android ←	83,684.4	56.9%	98,664.0	64.2%	124,552.3	72.6%	144,720.3	69.7%	451,621.0	66.4%
	33,120.5	22.5%	28,935.0	18.8%	24,620.3	14.3%	43,457.4	20.9%	130,133.2	19.1%
	2,722.5	1.9%	4,039.1	2.6%	3,993.6	2.3%	6,185.5	3.0%	16,940.7	2.5%
	9,939.3	6.8%	7,991.2	5.2%	8,946.8	5.2%	7,333.0	3.5%	34,210.3	5.0%
	3,843.7	2.6%	4,208.8	2.7%	4,454.7	2.6%	2,684.0	1.3%	15,191.2	2.2%
	12,466.9	8.5%	9,071.5	5.9%	4,401.3	2.6%	2,569.1	1.2%	28,508.8	4.2%
	885.4	0.6%	731.5	0.5%	624.7	0.4%	673.0	0.3%	2,914.6	0.4%
	312.7	0.2%	97.1	0.1%	44.4	0.0%	40.1	0.0%	494.3	0.1%
		0.0%		0.0%		0.0%		0.0%		0.0%
		0.0%		0.0%		0.0%		0.0%		0.0%
	44.8	0.0%	34.7	0.0%	14.6	0.0%		0.0%	94.1	0.0%
	0.0	0.0%		0.0%		0.0%		0.0%	0.0	0.0%
	147,020.2	100.0%	153,772.9	100.0%	171,652.7	100.0%	207,662.4	100.0%	680,108.2	100.0%

4

	2011									
	1Q11		2Q11		3Q11		4Q11		2011 Sales to End Users	2011 Market Share
	Sales to End Users	Market Share	Sales to End Users	Market Share	Sales to End Users	Market Share	Sales to End Users	Market Share		
Android ←	36,350.1	36.4%	46,775.9	43.4%	60,490.4	52.5%	77,054.2	51.3%	220,670.6	46.7%
	16,883.2	16.9%	19,628.8	18.2%	17,295.3	15.0%	35,456.0	23.6%	89,263.2	18.9%
	2,582.1	2.6%	1,723.8	1.6%	1,701.9	1.5%	2,759.0	1.8%	8,766.6	1.9%
	13,004.0	13.0%	12,652.3	11.7%	12,701.1	11.0%	13,184.5	8.8%	51,542.0	10.9%
	1,862.2	1.9%	2,055.8	1.9%	2,478.5	2.2%	3,111.3	2.1%	9,507.8	2.0%
	27,598.5	27.7%	23,853.2	22.1%	19,500.1	16.9%	17,458.4	11.6%	88,410.3	18.7%
	1,283.9	1.3%	898.3	0.8%	878.2	0.8%	733.3	0.5%	3,793.6	0.8%
	2.2	0.0%	2.2	0.0%	46.0	0.0%	382.3	0.3%	432.7	0.1%
		0.0%		0.0%		0.0%		0.0%		0.0%
		0.0%		0.0%		0.0%		0.0%		0.0%
	206.4	0.2%	150.1	0.1%	93.9	0.1%	50.9	0.0%	501.3	0.1%
	2.5	0.0%	0.0	0.0%	0.0	0.0%		0.0%	2.5	0.0%
	99,775.0	100.0%	107,740.4	100.0%	115,185.4	100.0%	150,189.9	100.0%	472,890.6	100.0%

4

2010								2010 Sales to End Users	2010 Market Share
	1Q10		2Q10		3Q10		4Q10			
	Sales to End Users	Market Share	Sales to End Users	Market Share	Sales to End Users	Market Share	Sales to End Users	Market Share		
Android ←	5,226.6	9.6%	10,652.7	17.2%	20,544.0	25.3%	30,801.2	30.5%	67,224.5	22.5%
	8,359.7	15.3%	8,743.0	14.1%	13,484.4	16.6%	16,011.1	15.8%	46,598.3	15.6%
	3,696.2	6.8%	3,058.8	4.9%	2,203.9	2.7%	3,419.3	3.4%	12,378.2	4.1%
	10,752.5	19.7%	11,628.8	18.7%	12,508.3	15.4%	14,762.0	14.6%	49,651.6	16.6%
		0.0%	577.0	0.9%	920.6	1.1%	2,026.8	2.0%	3,524.4	1.2%
	24,067.7	44.2%	25,386.8	40.9%	29,480.1	36.3%	32,642.1	32.3%	111,576.7	37.3%
	1,993.9	3.7%	1,503.1	2.4%	1,697.1	2.1%	1,235.8	1.2%	6,429.9	2.2%
	26.0	0.0%	31.8	0.1%	11.7	0.0%	9.1	0.0%	78.6	0.0%
		0.0%		0.0%		0.0%		0.0%		0.0%
	31.3	0.1%	17.7	0.0%		0.0%		0.0%	49.0	0.0%
	343.7	0.6%	455.5	0.7%	280.1	0.3%	240.1	0.2%	1,319.4	0.4%
	8.0	0.0%	2.8	0.0%	2.4	0.0%	2.9	0.0%	16.1	0.0%
	54,505.5	100.0%	62,058.1	100.0%	81,132.6	100.0%	101,150.3	100.0%	298,846.6	100.0%

4

	2009								2009 Sales to End Users	2009 Market Share
	1Q09		2Q09		3Q09		4Q09			
	Sales to End Users	Market Share	Sales to End Users	Market Share	Sales to End Users	Market Share	Sales to End Users	Market Share		
Android ←	575.3	1.6%	755.9	1.8%	1,424.5	3.5%	4,042.7	7.5%	6,798.4	3.9%
	3,848.1	10.5%	5,325.0	13.0%	7,040.4	17.1%	8,676.2	16.1%	24,889.7	14.4%
	3,738.7	10.2%	3,829.7	9.3%	3,259.9	7.9%	4,202.7	7.8%	15,031.0	8.7%
	7,533.6	20.6%	7,782.2	19.0%	8,522.7	20.7%	10,508.1	19.5%	34,346.6	19.9%
		0.0%		0.0%		0.0%		0.0%		0.0%
	17,825.3	48.8%	20,880.8	51.0%	18,314.8	44.6%	23,857.4	44.3%	80,878.3	46.9%
	2,540.5	7.0%	1,901.1	4.6%	1,918.5	4.7%	1,766.5	3.3%	8,126.6	4.7%
		0.0%		0.0%		0.0%	49.6	0.1%	49.6	0.0%
		0.0%		0.0%		0.0%		0.0%		0.0%
	172.7	0.5%	139.3	0.3%	113.6	0.3%	103.4	0.2%	529.0	0.3%
		0.0%	205.0	0.5%	445.5	1.1%	542.7	1.0%	1,193.2	0.7%
	273.2	0.7%	152.8	0.4%	53.4	0.1%	54.3	0.1%	533.7	0.3%
	36,507.4	100.0%	40,971.8	100.0%	41,093.3	100.0%	53,803.6	100.0%	172,376.1	100.0%

4

Android ←

4

2008									
1Q08		2Q08		3Q08		4Q08		2008 Sales to End Users	2008 Market Share
Sales to End Users	Market Share	Sales to End Users	Market Share	Sales to End Users	Market Share	Sales to End Users	Market Share		
	0.0%		0.0%		0.0%	640.5	1.7%	640.5	0.5%
1,725.0	5.3%	892.5	2.8%	4,720.3	12.9%	4,079.4	10.7%	11,417.2	8.2%
3,859.2	11.9%	3,873.3	12.0%	4,053.5	11.1%	4,713.9	12.4%	16,499.9	11.8%
4,311.7	13.3%	5,594.4	17.3%	5,800.4	15.9%	7,442.6	19.5%	23,149.1	16.6%
	0.0%		0.0%		0.0%		0.0%		0.0%
18,399.1	56.9%	18,405.3	57.0%	18,178.8	49.7%	17,949.2	47.1%	72,932.4	52.4%
2,993.0	9.3%	2,410.7	7.5%	2,664.3	7.3%	2,554.4	6.7%	10,622.4	7.6%
	0.0%		0.0%		0.0%		0.0%		0.0%
	0.0%		0.0%		0.0%		0.0%		0.0%
369.6	1.1%	352.7	1.1%	360.5	1.0%	436.9	1.1%	1,519.7	1.1%
	0.0%		0.0%		0.0%		0.0%		0.0%
657.2	2.0%	743.9	2.3%	779.6	2.1%	326.5	0.9%	2,507.2	1.8%
32,314.8	100.0%	32,272.8	100.0%	36,557.4	100.0%	38,143.4	100.0%	139,288.4	100.0%

IDC Analyze the Future

INDUSTRY DEVELOPMENTS AND MODELS

Karsten Weide

IDC OPINION

IDC's Worldwide New Media Market Model (NMMM) has been designed to provide blanket data for the most important consumer Internet metrics for the most commercially significant 44 countries, all regions, and the world, based on one consistent model. It covers basic socioeconomic data, user numbers, access device numbers, home broadband Internet access penetration, time spent online, online activities, business-to-business (B2B) and B2B ecommerce spending, advertising, and consumer spending on content. This document provides release notes for the latest version of the NMMM and a comprehensive overview of its taxonomy and methodology:

- The release notes list changes to this latest release versus the previous release. This release, NMMM 1H13, is an update of the previously published NMMM 2H12, Revision 1.2, adding final 2012 U.S. digital advertising numbers (for both online and mobile), updating the digital advertising forecast for Western Europe (WE) and Central and Eastern Europe (CEE), and correcting some errors.
- The taxonomy outlines market segmentations, definitions, and measurement methodologies for the consumer Internet industry.
- The methodology describes how the model generates its data.

Global Headquarters: 5 Speen Street Framingham, MA 01701 USA P.508.872.8200 F.508.935.4015 www.idc.com

Filing Information: July 2013, IDC #242216, Volume: 1
Worldwide New Media Market Model: Industry Developments and Models

Hours Spent Online	2009	2010	2011	2012	2013	2014	2015	2016	2017	CAGR 2012 - 2017
Total										
Users	1,761,361,100	1,977,659,182	2,202,064,607	2,448,614,929	2,662,175,960	2,882,190,765	3,103,049,016	3,318,697,132	3,549,004,036	7.7%
Hours/Month	85.2	89.5	92.5	95.9	99.1	102.3	105.4	107.5	109.3	2.7%
Total Hrs/Mo	149,995,942,608	177,035,911,539	203,604,563,418	234,614,062,648	263,869,622,549	294,907,392,317	326,919,523,757	356,745,441,497	387,924,415,584	10.6%
Personal Use vs. Business/Academic Use										
Personal										
Users	1,706,320,925	1,914,190,046	2,129,751,800	2,364,406,750	2,571,398,898	2,782,525,821	2,994,394,654	3,201,222,060	3,421,954,485	7.7%
Hours/Month	55.6	58.2	60.0	62.1	64.9	66.0	67.9	69.2	70.3	2.5%
Total Hours/Month	94,665,951,122	111,395,484,274	127,720,390,925	146,742,807,340	164,677,009,374	183,692,279,182	203,248,884,849	221,458,058,831	240,462,091,114	10.4%
Business/Academic										
Users	1,161,091,160	1,312,478,441	1,472,265,313	1,647,076,901	1,801,004,918	1,958,733,862	2,117,332,182	2,272,321,122	2,438,226,632	8.2%
Hours/Month	47.7	50.0	51.5	53.3	55.1	56.8	58.4	59.5	60.5	2.5%
Total Hours/Month	55,329,991,486	65,640,427,265	75,884,172,493	87,871,235,309	99,192,613,175	111,215,113,136	123,670,638,908	135,295,386,666	147,462,324,470	10.9%
By Access Mode										
Wireline										
Users	1,722,124,860	1,904,154,682	2,084,264,744	2,273,098,705	2,430,219,581	2,584,633,206	2,729,535,437	2,868,267,428	3,007,362,016	5.8%
Hours/Month	85.5	90.8	94.1	97.8	100.8	103.6	106.2	107.2	108.1	2.0%
Total Hours/Month	147,269,588,904	172,910,257,102	196,222,388,661	222,373,984,772	245,005,054,854	267,756,044,171	289,748,814,112	307,364,845,829	324,997,609,276	7.9%
Mobile										
Users	429,722,643	582,657,362	831,249,705	1,093,205,130	1,361,350,038	1,605,490,613	1,832,934,552	2,054,335,636	2,274,158,191	15.8%
Hours/Month	6.3	7.1	8.9	11.2	13.9	16.9	20.3	24.0	27.7	19.8%
Total Hours/Month	2,726,353,703	4,125,654,436	7,382,174,757	12,241,077,676	18,864,567,695	27,151,348,149	37,172,709,645	49,380,595,668	62,926,806,308	38.7%

C:\Users\15147\Desktop\Napa\industry section back up data\industry section back up data\IDC\IDC_WW NMMM 1H-2013_all countries.xlsx

9/23/2013 10:55 PM

14

Mobile Internet penetration rate	2012A	2017E
US	57%	87%
Latin America	7%	23%
Western Europe	44%	73%
Central & Eastern Europe	14%	38%
Middle East & Africa	6%	23%
Japan & Korea	55%	86%
China	17%	22%

Mobile Internet penetration rate is calculated as Total no of mobile users / Total Population

US	2012A	2017E
Population	313,847,465	328,131,075
Mobile Users	178,800,278	286,218,221

Latin America	2012A	2017E
Population	1,192,610,672	1,251,673,010
Mobile Users	79,933,988	291,313,595

Western Europe	2012A	2017E
Population	412,490,948	419,045,595
Mobile Users	181,489,493	304,038,264

Central & Eastern Europe	2012A	2017E
Population	405,563,294	406,396,979
Mobile Users	57,526,389	155,309,235

Middle East and Africa	2012A	2017E
Population	1,379,687,592	1,523,970,292
Mobile Users	87,357,673	348,732,294

Japan & Korea	2012A	2017E
Population	176,228,588	175,688,866
Mobile Users	97,340,836	151,363,380

China	2012A	2017E
Population	1,343,239,923	1,372,088,181
Mobile Users	225,637,834	301,299,286

Japan	2012A	2017E
Population	127,368,088	126,451,398
Mobile Users	63,441,462	108,223,037

Korea	2012A	2017E
Population	48,860,500	49,237,468
Mobile Users	33,899,374	43,140,343

C:\Users\15143\Desktop\Napa\Industry section back up data\Industry section back up data\IDC\IDC_WW NMMM 1H-2013_all countries.xlsx
9/22/2013 5:30 PM

IDC
Analyze the Future

FORECAST UPDATE

Worldwide Smartphone 2013–2017 Forecast Update: June 2013

Ramon T. Llamas William Stofega

IDC OPINION

10 Smartphone vendors will ship a total of 958.8 million smartphones in 2013, up a strong 32.7% from the 722.5 million units shipped in 2012. Total smartphone shipments worldwide will reach 1.6 billion units by 2017, resulting in a CAGR of 16.9%. At the same time, underpinning the smartphone market is a constantly shifting mobile operating system (OS) landscape, with incumbents gaining ground and market followers struggling to keep up. Key takeaways from this Forecast Update include:

- 10 **Android will remain in the leadership position throughout our forecast period.** With a broad base of vendors and an even broader and deeper selection of devices, Android is set to maintain its leadership position. At the same time, having the largest market share also makes Android the largest target, and although volumes are expected to increase each year, market share will slide, but slowly.
- **Apple's iOS will maintain its clear second-place position behind Android.** Demand for iOS will remain strong throughout our forecast period. Apple's current practice of releasing just one device per year and the smaller selection of devices from which to choose will temper growth. At the same time, Apple is already available at many of the major mobile operators worldwide, and with fewer mobile operators left, Apple's opportunities each year will be geared toward replacements rather than new users. Still, this will not prevent Apple from enjoying its upward trajectory.
- **Windows Phone will overtake BlackBerry as the number 3 platform worldwide in 2013.** Windows Phone moved past BlackBerry in 1Q13, a result largely driven by the efforts of Nokia. Meanwhile, BlackBerry has launched its BlackBerry 10 (BB10) smartphones worldwide, which will require time to evangelize the market. IDC believes Windows Phone will maintain its number 3 position throughout our forecast period.
- **We have begun forecasting for Firefox and Tizen platforms.** Due out later this year, Firefox and Tizen will experience many of the same growing pains that new platforms experience, including educating the market, building relationships with vendors, growing the platforms' application selection, and developing a differentiated story compared with the rest of the market. IDC believes that Tizen, due to its close relationship with Samsung, will experience faster growth and larger volumes by 2017.

Filing Information: June 2013, IDC #241410, Volume: 1
Mobile Phones: Forecast Update

Global Headquarters: 5 Speen Street Framingham, MA 01701 USA P.508.872.8200 F.508.935.4015 www.idc.com

TABLE 2

Key Forecast Assumptions for the Worldwide Smartphone Market, 2013–2017

Market Force	IDC Assumption	Impact	Accelerator/ Inhibitor/ Neutral	Certainty of Assumption
EMEA	EMEA is made up of three distinct regions: Western Europe, Central and Eastern Europe (CEE), and Middle East and Africa (MEA). Western Europe has already reached smartphone majority penetration, and smartphone shipment volumes will grow slowly. The CEE smartphone market, though smaller, will grow faster. In MEA, smartphone shipments still have plenty of room to grow, but lower device prices and lower data plan prices will be necessary to spur faster growth.	**High.** By its sheer size and its multilayered submarkets, EMEA will enjoy continued growth of smartphone volumes.	↑	★★★★★
Asia/Pacific	Smartphone penetration in Asia/Pacific has been low but is expected to grow steadily as the availability of low-cost smartphones and competitive data plans will attract more users.	**High.** Shipments of smartphones into Asia/Pacific will continue to grow.	↑	★★★★★

Legend: ★☆☆☆☆ very low, ★★☆☆☆ low, ★★★☆☆ moderate, ★★★★☆ high, ★★★★★ very high

Source: IDC, June 2013

Forecast by Operating Systems

Android

11 Total shipments of Android-powered smartphones will reach 707.2 million units in 2013, up 42.2% from the 497.2 million units shipped in 2012. The number of vendors utilizing Android as the cornerstone of their respective smartphone strategies will continue to grow but will, at the same time, result in greater challenges in differentiating the overall experience and realizing a profit. In addition, the number of vendors using forked versions of Android, particularly within emerging markets, will help drive volumes higher. Finally, IDC believes that the impact vendors will have by seeking alternate platforms (Samsung and Tizen LG and Firefox) will be minimal until they gain salience in the market. IDC believes that total Android-powered smartphone
16 volumes will reach 1.0 billion units by 2017, resulting in a CAGR of 16.1% from 2012 to 2017.

BlackBerry OS

Total shipments of BlackBerry OS–powered smartphones will reach 32.8 million units in 2013, up 0.8% from the 32.5 million units shipped in 2012. BB10 shows clear maturity beyond BB7 and a welcome change from the older devices. The next challenge for BB10 lies ahead in evangelizing the new platform to current BlackBerry users, previous BlackBerry users who have moved on to other platforms, and those users who have never tried BlackBerry before. This will require significant time and investment and will result in slower and small volumes at first before gaining momentum. IDC believes that BlackBerry OS–powered smartphone shipments will reach 53.9 million units worldwide by 2017, resulting in a CAGR of 10.6%.

Firefox

Total shipments of Firefox-powered smartphones will reach 0.3 million units in 2013. By 2017, Firefox will ship a total of 7.0 million units worldwide. Like other new platforms, Firefox will require time and investment to gain a foothold in the smartphone market. Moreover, Firefox will be faced with evangelizing a new brand and experience to a market so accustomed to the incumbent players. For now, IDC is taking a conservative approach by acknowledging that Firefox-powered smartphones will reach the market and grow slowly compared with the overall market.

iOS

11 Total shipments of iOS-powered smartphones will reach 168.1 million units in 2013, up 23.7% from the 135.9 million units shipped in 2012. With a presence at most of the major mobile operators worldwide, iOS is nearing its saturation point in terms of carrier distribution. In addition, the annual practice of releasing just one device leaves the platform vulnerable to the competition during six months after launch. No plans for a larger or smaller screen or less expensive iPhone have been announced despite rampant speculation. Until this strategy changes, IDC believes that iOS will experience annual growth near the market average. By 2017, iOS will ship a total of 273.6 million units worldwide, resulting in a CAGR of 15.0%.

Linux

Total shipments of Linux-powered smartphones will reach 9.6 million units in 2013, down 32.9% from the 14.3 million units shipped in all of 2012. Most of the older versions of Linux will have phased out, especially as vendors transition to other branded platforms. Only a handful of pure Linux handsets will remain. IDC believes that vendors will ship a total of 8.3 million Linux smartphones by 2017, resulting in a negative CAGR of 10.4%.

Symbian

Total shipments of Symbian-powered smartphones will reach 3.4 million units in 2013, down 85.7% from the 23.9 million units shipped in all of 2012. Even as Nokia ceases production of Nokia handsets in 2013, IDC believes that other vendors in Japan will continue production. By 2016, Symbian shipments will have reached their end.

TABLE 3

Worldwide Smartphone Shipment Share and Shipments by Operating System, 2012–2017

	2012	2013	2014	2015	2016	2017	2012–2017 CAGR (%)
Shipments (M)							
Android	497.2	707.2	798.9	880.8	964.7	1,046.6	16.1
Growth (%)	NA	42.2	13.0	10.2	9.5	8.5	
BlackBerry OS	32.5	32.8	37.8	43.4	47.6	53.9	10.6
Growth (%)	NA	0.8	15.4	14.8	9.7	13.2	
Firefox	–	0.3	1.9	3.5	5.4	7.0	NA
Growth (%)	NA	NA	483.2	90.8	51.8	29.9	
iOS	135.9	168.1	209.9	234.3	256.4	273.6	15.0
Growth (%)	NA	23.7	24.9	11.6	9.4	6.7	
Linux	14.3	9.6	6.7	6.4	7.3	8.3	-10.4
Growth (%)	NA	-32.9	-30.0	-4.5	13.1	14.2	
Maemo/MeeGo	0.7	0.0	–	–	–	–	NA
Growth (%)	NA	-99.2	NA	NA	NA	NA	
Symbian	23.9	3.4	1.4	0.1	–	–	NA
Growth (%)	NA	-85.7	-59.0	-94.3	NA	NA	
Tizen	–	0.0	3.6	8.7	14.0	19.1	NA
Growth (%)	NA	NA	9,472.5	140.2	61.8	35.9	
Windows Mobile/Windows Phone	17.9	37.3	70.8	106.2	139.0	170.3	56.9
Growth (%)	NA	107.9	90.0	50.0	30.8	22.5	
Other	–	–	–	–	–	–	NA
Growth (%)	NA	NA	NA	NA	NA	NA	
Total	722.5	958.8	1,131.1	1,283.4	1,434.3	1,578.7	16.9
Growth (%)	NA	32.7	18.0	13.5	11.8	10.1	

Note: See Table 1 for top 3 assumptions and Table 2 for key forecast assumptions.

Source: IDC, June 2013

Forecast Comparison: Smartphones Versus Feature Phones

2013 marks a watershed year for smartphones in that they will become the majority of all mobile phone shipments going forward. We have already seen this during 1Q13, and the gulf between smartphones and feature phones stands to grow larger each year. By the end of 2013, smartphones will account for 52.2% of all mobile phone shipments and grow to as large as 69.7% by 2017. Feature phones are not expected to disappear entirely. They will continue to find an audience among those who seek simple, voice-centric use. But this will be a smaller proportion each year, especially as smartphone prices decline.

Table 4 shows worldwide feature phone and smartphone shipment share and shipments for 2012–2017.

Figure 3 shows our worldwide feature phone and smartphone shipments for 2012–2017.

Figure 4 shows our worldwide feature phone and smartphone shipment share for 2012–2017.

TABLE 4

Worldwide Feature Phone and Smartphone Shipment Share and Shipments, 2012–2017

	2012	2013	2014	2015	2016	2017	2012–2017 CAGR (%)
Share (%)							
Feature phones	58.4	47.8	42.1	37.4	33.6	30.3	
Smartphones	41.6	52.2	57.9	62.6	66.4	69.7	
Shipments (M)							
Feature phones	1,012.5	877.4	824.0	766.5	724.5	684.8	-7.5
Smartphones	722.5	958.8	1,131.1	1,283.4	1,434.3	1,578.7	16.9
Total	1,734.9	1,836.2	1,955.1	2,049.9	2,158.8	2,263.6	5.5

Note: See Table 1 for top 3 assumptions and Table 2 for key forecast assumptions.

Source: IDC, June 2013

15

FIGURE 3

Worldwide Feature Phone and Smartphone Shipments, 2012–2017

1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
(M)
2012
2013
2014
2015
2016
2017
Feature phones
Smartphones

Source: IDC, June 2013

15

FIGURE 4

Worldwide Feature Phone and Smartphone Shipment Share, 2012–2017

100
90
80
70
60
50
40
30
20
10
0
(%)
2012
2013
2014
2015
2016
2017
Feature phones
Smartphones

Source: IDC, June 2013

IDC

Analyze the Future

Main

Forecast

List of Tables

3 Worldwide and U.S. Mobile Applications Download by Segment, 2009–2017 (B)

4 Worldwide and U.S. Mobile Applications Revenue by Segment, 2009–2017 ($M)

Table 3 Top Main

Worldwide and U.S. Mobile Applications Download by Segment, 2009–2017 (B)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2012–2017 CAGR (%)
Worldwide										
OS-Affiliated Storefronts										
OS affiliated application downloads	3.2	9.5	20.8	42.8	79.7	108.3	134.2	151.3	163.4	30.7
Growth (%)	NA	195.6	118.3	105.5	86.3	35.8	23.9	12.8	8	
Paid Applications	0.4	0.9	1.7	2.3	4	6	8.2	10	11.4	38.1
Growth (%)	NA	132.5	80.8	35.6	75.3	50.3	36.7	21.9	14.2	
Free Applications	2.8	8.6	19.2	40.5	75.7	102.3	126	141.3	152	30.3
Growth (%)	NA	204.5	122.3	111.6	86.9	35	23.2	12.2	7.5	
Independent Storefronts										
Independent application downloads	0.6	1.1	2.4	4.4	8.1	11.9	16	20	23.6	40
Growth (%)	NA	93	111.8	84.7	83.5	47.2	35.2	24.6	18.2	
Paid Applications	0.1	0.1	0.1	0.1	0.2	0.4	0.6	0.7	0.7	43.9
Growth (%)	NA	-15.6	30.7	63.2	76.7	118.5	42.1	14.7	-2	
Free Applications	0.5	1.1	2.3	4.3	7.9	11.4	15.4	19.3	22.9	39.9
Growth (%)	NA	133.6	115.7	85.4	83.7	45.4	35	25	18.9	
Total										
Mobile applications downloaded	3.8	10.7	23.2	47.2	87.8	120.1	150.2	171.3	187	31.7
Growth (%)	NA	180	117.6	103.3	86	36.8	25	14	9.2	
Paid Applications	0.5	1	1.7	2.4	4.2	6.4	8.8	10.7	12.1	38.4
Growth (%)	NA	112.7	78.1	36.7	75.4	53.5	37	21.4	13.2	
Free Applications	3.3	9.7	21.5	44.8	83.6	113.7	141.4	160.6	174.9	31.3
Growth (%)	NA	194.7	121.6	108.8	86.6	36	24.4	13.6	8.9	
United States										
Mobile Applications Downloaded	2.1	3.3	6.8	13.2	23.7	31.3	36.9	38.7	40.6	25.2
Growth (%)	NA	55.3	104.9	93.1	79.9	32.1	17.8	5	4.8	
Paid Applications	0.3	0.4	0.7	0.9	1.5	2.1	2.5	2.9	3.2	30
Growth (%)	NA	40.7	81.5	28.4	76.5	35.3	21.8	14.6	11.5	
Free Applications	1.9	3	6.1	12.3	22.2	29.2	34.3	35.8	37.3	24.9
Growth (%)	NA	57.4	107.9	100.3	80.1	31.8	17.5	4.3	4.2	
Share of total worldwide (%)										
Total mobile applications downloaded	56.2	31.2	29.4	27.9	27	26	24.5	22.6	21.7	
Paid Applications	57.7	38.1	38.9	36.5	36.8	32.4	28.8	27.2	26.8	
Free Applications	57.1	30.5	28.6	27.4	26.5	25.7	24.3	22.3	21.3	

Note: See Table 1 for top 3 assumptions and Table 2 for key forecast assumptions

Source: IDC, 2013

Table 4 Top Main

Worldwide and U.S. Mobile Applications Revenue by Segment, 2009–2017 ($M)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2012–2017 CAGR (%)
Worldwide										
OS-Affiliated Storefronts										
App Unit Sales Revenue	451	1,145.00	2,287.90	3,114.00	5,314.80	7,659.80	10,216.00	12,107.60	13,611.90	34.3
Growth (%)	NA	153.9	99.8	36.1	70.7	44.1	33.4	18.5	12.4	
In-App Purchasing Revenue	127.8	313.8	1,656.80	2,652.60	4,569.80	6,271.60	7,852.90	9,098.40	9,856.90	30
Growth (%)	NA	145.6	427.9	60.1	72.3	37.2	25.2	15.9	8.3	
Subtotal	578.7	1,458.90	3,944.70	5,766.60	9,884.60	13,931.30	18,069.00	21,206.00	23,468.80	32.4
Growth (%)	NA	152.1	170.4	46.2	71.4	40.9	29.7	17.4	10.7	
Independent Storefronts										
App Unit Sales Revenue	65	55.6	76.4	128.7	226.7	507.3	722.9	857.4	837.6	45.5
Growth (%)	NA	-14.5	37.6	68.3	76.2	123.8	42.5	18.6	-2.3	
In-App Purchasing Revenue	18.4	15.2	14.6	66.3	164.2	432.2	680.6	842.7	874.7	67.5
Growth (%)	NA	-17.5	-4.4	355.1	147.7	163.2	57.5	23.8	3.8	
Subtotal	83.5	70.8	91	194.9	390.9	939.5	1,403.50	1,700.10	1,712.30	54.4
Growth (%)	NA	-15.2	28.6	114.2	100.5	140.3	49.4	21.1	0.7	
Total										
App Unit Sales Revenue	516	1,200.60	2,364.40	3,242.60	5,541.50	8,167.10	10,938.90	12,964.90	14,449.50	34.8

C:\Users\15143\Desktop\Napa\Industry section back up data\Industry section back up data\IDC\IDC_WW mobile applications download forecast_Jun 13.xlsx

9/22/2013 1:47 PM

IDC
Analyze the Future

FORECAST UPDATE

Worldwide Smartphone 2012–2016 Forecast Update: September 2012

Ramon T. Llamas William Stofega

IDC OPINION

The worldwide smartphone market will reach a total of 699.6 million units shipped in 2012, up a strong 41.5% from the 494.4 million units shipped in 2011. Driving volumes forward are an increased emphasis by both vendors and carriers, the growing appetite of end users, lower prices, and more devices targeting the mass market. IDC believes that in 2016, the final year of our forecast period, total shipments will reach 1.3 billion units, resulting in a CAGR of 20.5% from 2011 to 2016. Key takeaways from this Forecast Update include:

- **Asia/Pacific will maintain its leadership position for smartphone shipments throughout the forecast period.** Asia/Pacific will build upon its lead ahead of the other regions throughout our forecast period. At the same time, all regions will post strong, double-digit year-over-year growth. In each year thereafter, the rankings will remain the same with Asia/Pacific out in front, followed by EMEA, North America and, finally, Latin America.

- **Android will retain market leadership throughout our forecast period.** With a growing list of vendors using Android as the cornerstone of their respective smartphone strategies, Android will lead all smartphone operating systems. Following Android is a constantly shifting landscape, with BlackBerry declining sharply in 2012 before slowly recovering in subsequent years, iOS growing steadily, Symbian reaching its end after 2013, and Windows Mobile/Windows Phone slowly increasing throughout our forecast period.

- **Smartphones' share of total mobile phone shipments will reach 40.1% by the end of 2012.** IDC expects smartphones to account for a larger share of total mobile phone shipments each year, and by the end of 2012, smartphones will account for 40.1% of all mobile phones shipped. This marks a strong increase from the 28.8% in 2011. By 2016, smartphones will account for 57.3% of all mobile phones shipped.

IN THIS FORECAST UPDATE

This IDC Forecast Update presents the five-year forecast for smartphone shipments worldwide by region and operating system. It is part of IDC's continuing research with respect to mobile devices. Findings in this document are based on information gathered from primary and secondary sources during the past three months.

Filing Information: September 2012, IDC #236736, Volume: 1
Mobile Phone Technology and Trends: Forecast Update

Global Headquarters: 5 Speen Street Framingham, MA 01701 USA P.508.872.8200 F.508.935.4015 www.idc.com

TABLE 2

Worldwide Mobile Phone and Smartphone Shipments, 2011–2016 (000)

	2011	2012	2013	2014	2015	2016
Mobile phones	1,715,631.9	1,744,501.1	1,840,666.5	1,958,644.7	2,078,659.0	2,194,761.3
Smartphones	494,400.3	699,620.5	854,610.1	994,401.1	1,130,172.0	1,258,134.9
Share (%)	28.8	40.1	46.4	50.8	54.4	57.3

Note: See Table 4 for top 3 assumptions and Table 5 for key forecast assumptions.

Source: IDC, September 2012

Operating Systems

Android

Total shipments of Android-powered smartphones will reach 454.9 million units in 2012 and 737.1 million units in 2016. This will result in a CAGR of 24.8% for 2011–2016. Driving Android forward is a combination of end-user demand, multiple OEMs deploying Android as the cornerstone of their smartphone strategy, and a deep and broad portfolio. Moreover, IDC believes that Android will retain leadership position throughout our forecast period. What bears close observation are the ongoing lawsuits between Apple and Samsung and how individual vendors' approach to Android may have to be modified. Still, considering the investment that companies have made on Android and their abilities to develop workaround solutions, IDC believes that Android's position as market leader is assured.

BlackBerry

Total shipments of BlackBerry-powered smartphones will reach 34.8 million units in 2012 and 54.3 million units in 2016. This will result in a CAGR of 1.2 % for 2011–2016. By the time BB10 reaches the market in 2013, RIM will face a number of challenges to evangelize the platform to end users who have become more and more accustomed to competing operating systems. This will include enterprise users, which have historically been RIM's target market. Still, the value proposition of security and messaging will continue to resonate with enterprise users as well as consumers in the years ahead.

iOS

Total shipments of iOS-powered smartphones will reach 146.9 million units in 2012 and 266.6 million units in 2016. This will result in a CAGR of 23.4% for 2011–2016. iOS-powered smartphones continue to gain more carriers each quarter, and the addition of prepaid mobile operators will open more channels in the years to come. Meanwhile, most loyal and faithful iPhone users will most likely seek to replace their

	2011	2012	2013	2014	2015	2016	2017
North America	**$12.85**	**$31.48**	**$49.57**	**$67.82**	**$87.35**	**$107.63**	**$127.29**
—US	$13.36	$33.19	$51.91	$70.99	$91.13	$111.95	$132.26
—Canada	$7.04	$12.04	$23.01	$32.22	$44.02	$57.62	$69.69
Western Europe	**$7.75**	**$12.73**	**$21.55**	**$31.44**	**$38.69**	**$45.97**	**$53.91**
—UK	$14.20	$30.86	$50.44	$72.23	$96.08	$116.15	$134.20
—Norway	$11.04	$20.74	$38.67	$55.63	$70.53	$82.11	$93.50
—Denmark	$14.11	$21.00	$37.86	$53.10	$63.70	$71.43	$81.30
—Sweden	$6.35	$14.44	$30.07	$45.00	$56.96	$65.58	$70.62
—Netherlands	$8.42	$12.11	$21.73	$31.95	$40.90	$47.56	$54.34
—Finland	$6.23	$9.71	$17.41	$26.34	$32.76	$36.09	$37.67
—Germany	$6.60	$9.25	$15.13	$23.53	$29.77	$38.48	$48.85
—France	$6.84	$7.37	$9.91	$13.68	$18.94	$24.82	$31.10
—Italy	$5.03	$6.45	$9.46	$13.90	$17.80	$20.81	$25.13
—Spain	$2.12	$2.28	$3.31	$5.13	$7.89	$12.05	$17.60
—Other	$4.20	$6.82	$24.49	$44.38	$43.64	$43.14	$43.63
Asia-Pacific	**$2.72**	**$3.07**	**$4.05**	**$5.06**	**$6.31**	**$7.49**	**$8.70**
—Japan	$22.69	$26.21	$28.36	$31.94	$35.00	$37.71	$39.17
—Australia	$3.41	$8.03	$15.61	$22.94	$36.41	$56.36	$81.89
—South Korea	$3.99	$7.38	$11.69	$16.98	$23.04	$29.39	$34.74
—China*	$0.30	$0.58	$1.30	$2.18	$3.43	$4.56	$5.86
—India	$0.09	$0.12	$0.16	$0.22	$0.31	$0.46	$0.69
—Indonesia	$0.09	$0.11	$0.15	$0.23	$0.36	$0.55	$0.89
—Other	$1.58	$2.52	$4.34	$5.17	$6.41	$7.59	$8.65
Central & Eastern Europe	**$0.51**	**$0.69**	**$1.17**	**$1.50**	**$1.99**	**$2.54**	**$3.12**
—Russia	$0.66	$0.78	$1.33	$1.70	$2.27	$2.93	$3.73
—Other	$0.44	$0.64	$1.09	$1.40	$1.84	$2.35	$2.82
Latin America	**$0.61**	**$0.72**	**$0.98**	**$1.49**	**$2.02**	**$2.74**	**$3.86**
—Mexico	$1.99	$1.97	$2.46	$3.62	$4.65	$5.77	$7.01
—Brazil	$0.51	$0.70	$1.14	$1.84	$2.63	$3.83	$6.05
—Argentina	$0.64	$0.72	$0.73	$0.82	$0.96	$1.11	$1.21
—Other	$0.10	$0.14	$0.22	$0.31	$0.44	$0.64	$0.92
Middle East & Africa	**$0.07**	**$0.11**	**$0.21**	**$0.31**	**$0.44**	**$0.64**	**$0.92**
Worldwide	**$3.49**	**$5.67**	**$8.41**	**$11.38**	**$14.32**	**$17.21**	**$20.19**

*Note: includes display (banners, video and rich media) and search; excludes SMS, MMS and P2P messaging-based advertising; includes ad spending on tablets; *excludes Hong Kong*
Source: eMarketer, June 2013

158536 www.eMarketer.com

13

Mobile Ad Spending, Worldwide, 2011 - 2017 (in billions)

Sources	2011	2012	2013	2014	2015	2016	2017
eMarketer, June 2013 (1)	$4.0	$8.8	$15.8	$24.9	$35.6	$47.2	$59.7

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Mobile Apps: We Interrupt This Broadcast

Posted by Simon Khalaf on Wed, Dec 05, 2012

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During the month of November, Flurry reached a major milestone, measuring more than a trillion unique events completed inside of mobile apps by consumers. The magnitude of this number, and what it means to an industry barely over four years old, that has already generated tens of billions of dollars, is unprecedented. An industry has shot up around Flurry in a way that no one, anywhere, could have imagined.

So it was against this backdrop that I began reading a series of differing investment theses written by Fred Wilson of Union Square Ventures (What Has Changed), Dave McClure of 500 Startups (What Hasn't Changed) and Chris Dixon of Andreessen Horowitz (The Product Lens). The gist was about the cyclical nature of investing between consumer internet and enterprise companies, with another suggestion to focus on product over finances. The debate is entertaining, and not surprising. It validates a theory I've held since the mid-nineties about the fundamental difference between entrepreneurs and investors. Simply put, entrepreneurs focus on opportunity while investors focus on risk.

The venture industry wants familiarity, so it talks about consumer versus enterprise. The web comes with an understood set of metrics like page views, visits, unique users, returning visitors and bounce rates, to name a few. And there's still a standard way of buying traffic (SEM) and getting traffic organically (SEO). There's a clear index and path to the web, called Google, and most VCs understand Google economics. They understand the lifetime value vs. cost per acquisition equation. They can value businesses accordingly.

What the venture industry doesn't yet understand is mobile and apps. Traffic acquisition is still an art more than a measurable science. No one has defined a set of metrics that the venture industry can use to universally compare the value of one app property to another, and business models on mobile are still new. On Sand Hill Road, the best line I hear is that "99 cents is the new free," referring to the freemium model, but few truly understand what it means.

Mobile and apps are gobbling up the web and consumer Internet, and that's where the opportunity is. And the opportunity has never been bigger. All around me, I see entrepreneurs living it, loving it and collecting it "99 cents" at a time. Meanwhile, the VCs are debating it.

Mobile App Growth: Measured by Flurry

In the month of November, we measured over a trillion events from over 250,000 applications created by more than 85,000 developers. Events are actions completed by consumers inside apps such as completing a game level, making a restaurant reservation or tagging a song. In November, we also measured over 60 billion sessions, which is the start and a stop of an application on a mobile smart device. The chart below shows the growth in events tracked since May of 2008, when we first made our analytics service available to developers. This growth reflects the growth of the app economy.

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Mobile Apps: We Interrupt This Broadcast

WW iOS & Android App Events Measured by Flurry, Billions
1,100
1,000
900
800
700
600
500
400
300
200
100
FLURRY
Source: Flurry Analytics, May 2008 – November 2012

Mobile Apps: Dominating the Web and Challenging Television

The chart below updates Flurry's analysis comparing time spent in mobile apps on smartphones and tablets to time spent on the web using a browser. For web usage on desktops, laptops and smart devices, we build a model using publicly available data from comScore and Alexa. For mobile applications, we use Flurry Analytics data, now gathering data from over 250,000 applications. This time around, we add time spent on television using data released by the United States Bureau of Labor Statistics for 2010 and 2011. Note that the bureau hasn't yet released their 2012 numbers, but given the maturity of the TV market, we assume that time spent on TV is flat year-over-year.

18

U.S. Web vs. Mobile App vs. TV Consumption, Minutes per Day
180
160
140
120
100
80
60
40
20
162
168
168
127
94
70
66
72
70
Dec 2010
Dec 2011
Dec 2012
Web Browsing
Mobile Applications
Television
FLURRY
Sources: comScore, Alexa, U.S. Bureau of Labor Statistics, Flurry Analytics

Between December 2011 and December 2012, the average time spent inside mobile apps by a U.S. consumer grew 35%, from 94 minutes to 127 minutes. By comparison, the average time spent on the web declined 2.4%, from 72 minutes to 70 minutes. By our measurement, U.S. consumers are spending 1.8 times more time in apps than on the web.

The chart also shows that time spent in apps already totals 76% of time spent on television. With new content released via thousands of new apps each day, we expect this trend to continue. In fact, we ultimately expect apps on tablets and smartphones to challenge broadcast television as the dominant channel for media consumption. Compared to the 60-year-old television industry, apps are just over 4

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